Filed Pursuant to Rule 424(b)(5)
Registration No. 333-202601

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, nor do they seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated May 8, 2015

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 7, 2015)

USA Truck, Inc.

1,739,131 shares

Common Stock

The selling stockholders identified in this prospectus supplement are offering 1,739,131 shares of our common stock, par value $0.01. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “USAK.” On May 7, 2015, the last reported sales price of our common stock was $25.41 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-8 of this prospectus supplement and those in the accompanying prospectus for a description of certain risks and uncertainties you should consider in evaluating an investment in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	Refer to “Underwriting” beginning on page S-27 of this prospectus supplement for information regarding underwriting compensation.

The underwriters expect to deliver the shares of our common stock to purchasers on or about                   , 2015.  The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 260,869 shares of our common stock on the same terms set forth above. We will not receive any proceeds from the sale of any of the additional shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Stephens Inc.

Cowen and Company

The date of this prospectus supplement is                  , 2015

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement and the documents incorporated by reference herein, which describes the specific terms of this offering of our common stock. The second part is the accompanying prospectus and the information incorporated by reference therein, which gives more general information, some of which may not apply to our common stock or this offering. Generally, when we refer to this prospectus, we are referring to both this prospectus supplement and the accompanying prospectus. If any information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus, and any related free writing prospectus. We, the selling stockholders, and the underwriters have not authorized any dealer, salesman, or other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement and the accompanying prospectus are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus, or any related free writing prospectus, is accurate as of any date other than the respective dates thereof, or that the information contained in any document incorporated by reference into this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement or any sale of a security.  Our business, financial condition, and results of operations may have changed since then.

You should carefully read this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in this prospectus supplement, before you invest.  These documents contain information you should consider before making your investment decision.

In this prospectus supplement, “USA Truck, Inc.,” “USA Truck,” the “Company,” “we,” “us,” “our,” and similar terms refer to USA Truck, Inc. and its subsidiary, except where the context otherwise requires or as otherwise indicated. References to our “common stock” refer to the common stock of USA Truck, Inc.

All references in this prospectus supplement to our consolidated financial statements include, unless the context indicates otherwise, the related notes. The estimates of market share and industry data and forecasts included in or incorporated by reference into this prospectus supplement and the accompanying prospectus have been obtained from industry publications and surveys. We believe the information contained in these industry publications and surveys and forecasts to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein by reference contain certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended.  All statements other than statements of historical fact included or incorporated in this prospectus supplement or the accompanying prospectus, including statements regarding the financial position, long-term improvement plan and other plans, future industry characteristics, 2015 expectations, growth expectations, objectives for our future operations, and the health condition of our President and Chief Executive Officer, among others, are forward-looking statements. Such statements may be identified by their use of terms or phrases such as “may,” “could,” “expects,” “estimates,” “projects,” “believes,” “anticipates,” “plans,” “intends,” and similar terms and phrases.  Forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements.  Although we believe such forward-looking statements are based on reasonable assumptions, we give no assurance that our expectations will in fact occur. For examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements, see “Risk Factors” in this prospectus supplement and the documents incorporated by reference herein.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

S-i

SUMMARY

The information below is only a summary of more detailed information included elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that is important to you or that you should consider before making a decision to invest in our common stock. Please read this entire prospectus supplement and the accompanying prospectus, including the risk factors, as well as the information incorporated by reference into this prospectus supplement and the accompanying prospectus, carefully.

Our Company

We are one of North America’s leading providers of truckload transportation capacity solutions.  We offer service throughout the United States and in portions of Canada and Mexico through two segments:  Trucking and Strategic Capacity Solutions, or SCS. Our Trucking segment consists of irregular route dry van service and dedicated contract dry van service.  We refer to these as “asset-based” services, because we operate them primarily using our own tractors and trailers. Our SCS segment consists of freight brokerage and rail intermodal services.  We refer to these as “non-asset based” because we contract with third parties, such as other trucking companies and railroads, to provide the equipment and personnel to move the freight.  We retain the customer relationship and pay a negotiated rate to the third party provider.  Over the past four fiscal quarters ended March 31, 2015, our average gross margin after paying third party carriers has been 17.6%.

In 2014, our Trucking segment contributed approximately 70% of our operating revenue. Our SCS segment contributed approximately 30% of operating revenue, up from approximately 6% in 2009. We plan to continue to grow our SCS segment overall and as a percentage of our consolidated operating revenues by opening additional locations, adding trained personnel, and soliciting existing and new customers with a comprehensive asset-based and non-asset based approach.  We believe growing SCS offers the opportunity to increase our scale and market share with customers without a corresponding increase in capital expenditures, increase our value to customers by covering more of their loads, retain control over freight by outsourcing to third party carriers when the load does not meet our financial or operating objectives, and concentrate our assets where they can be most effective.

Trucking Improvement Plan

We hired a new Chief Executive Officer in February 2013 to create and execute a turnaround plan that would build on our solid customer, asset, and employee base. In preparation for the plan, we hired experienced executives in key roles, including our Executive Vice President—Truckload Operations, Executive Vice President and Chief Financial Officer, Executive Vice President—Safety and Risk Management, Vice President—Dedicated Operations, Vice President—Information Technology, and Vice President—Maintenance.  This newly hired team, combined with several veteran officers who have remained with our company, designed and has begun implementing a multi-year plan, which has been well discussed and approved by our board of directors.  This plan identifies a number of “high leverage activities,” or “HLAs,” centered on profitable revenue growth, operational execution, and cost effectiveness.  We estimate the primary HLAs identified below represent approximately $70 million in potential annual operating income improvement from our 2012 base.

Profitable Revenue Growth	Operational Execution	Cost Effectiveness
Asset Allocation	Network Efficiency	Fuel Efficiency (new equipment and tech.)
Yield Management	Asset Productivity	Driver Retention
Driver Recruitment	Fuel Economy (driver coaching)	Maintenance Cost Control
	Safety	Claims Management

During 2013 and 2014, our primary efforts were directed as follows:

●	Improve yield through pricing gains and moving equipment to higher revenue, more profitable lanes
●	Allocate revenue equipment toward dedicated fleets and away from irregular route use
●	Invest in more fuel-efficient tractors, trailer aerodynamics, anti-idling technology, and other fuel-efficient technologies
●	Enhance fuel purchasing discount, fueling locations, and use of routing technology
●	Measure and coach driver behavior

Progress on these HLAs, together with a favorable freight environment, contributed to an approximately $26 million improvement in our Trucking segment operating performance over this two-year period. This represents an 890 basis point improvement in adjusted operating ratio of this segment.

Based on our internal analysis of remaining HLA opportunity and the operating ratios of other publicly traded truckload carriers, our goal is to generate an additional 1000 basis points of improvement in our Trucking segment adjusted operating ratio over the next several years.  Much of the activity in the past two years has been focused on implementing tools and automation that will further enhance our efforts at improving operational and financial performance.  As a result, we believe the 2013 and 2014 focus areas have significant remaining opportunity. For example, we believe our revenue per mile, equipment utilization, and revenue per truck can improve in the current market, and our tractor and trailer investments in fuel efficiency will phase in over the next several years. In addition, numerous of the remaining HLAs are not solely linked to capital investment or economic cycles, such as portions of safety, claims management, maintenance costs, driver retention, and driver fuel economy.  However, our overall results are impacted by economic cycles, and our ability and timeframe for achieving this goal is uncertain.

Recent Developments

Our financial and operating results for the three months ended March 31, 2015, and the prior year period are summarized below.  Our consolidated and Trucking segment results reflect continuing progress on our Trucking improvement plan.  Our SCS results reflect relatively steady gross margin percentage but declines in operating revenue and operating income following very strong results in 2014.  The decline in SCS operating revenue was primarily attributable to lower load count compared with the high volumes achieved in 2014 as severe winter weather during that period caused a surge in demand for brokerage capacity to cover supply chain gaps that did not exist in the relatively milder winter of 2015, as well as lower operating revenue per load, due in part to lower fuel surcharge revenue.  The decline in SCS operating income was primarily attributable to lower gross margin that less efficiently covered fixed costs, as well as increases in personnel and overhead expenses as we planned for future growth of this segment.

	Three Months Ended March 31,
	2015	2014
Consolidated ($000s, except per share data)	(unaudited)
Operating revenue	$132,887	$145,489
Operating income (loss)	$3,591	$(1,043)
Adjusted earnings (loss) per diluted share(1)	$0.15	$(0.13)

Trucking ($000s, except per seated truck data)
Operating revenue	$95,787	$102,766
Weekly base revenue per seated truck	$3,190	$3,027
Operating income (loss)	$615	$(6,120)
Adjusted operating ratio(1)	99.2%	107.6%

Strategic Capacity Solutions ($000s)
Operating revenue	$37,100	$42,723
Operating income	$2,976	$5,077
Gross margin percentage	17.4%	17.6%
Adjusted operating ratio(1)	91.2%	86.4%

(1) Adjusted operating ratio and adjusted earnings (loss) per diluted share are financial measures that are not in accordance with generally accepted accounting principles (“GAAP”). Each such measure is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, and lenders. While management believes such measures are useful for investors, they should not be used as a replacement for financial measures that are in accordance with GAAP. Please see page S-6 for a reconciliation to the closest GAAP financial measures.

CEO Medical Leave/Interim Chief Operating Officer

Our Chief Executive Officer, John Simone, has been on a leave of absence since April 6, 2015, to address a serious medical condition. On May 7, 2015, Mr. Simone issued an update letter, which included the following:

“During March, I experienced cerebral vascular accidents (CVAs), or strokes, which primarily affected my speech (much improved since then).  My doctors have not identified any other lasting effects, and they expect me to make a full recovery from the CVAs.  While looking for the cause of the CVAs, they discovered lung cancer, which is very rare in non-smokers. I have been undergoing chemotherapy, and radiation treatments are planned in the future. The treatments are expected to continue for several more weeks. It is too early to have complete visibility on timeframe for completing treatments or a definitive prognosis, but my doctors and I are optimistic.”

Mr. Simone further indicated his intention to return when medically advisable, which he hopes is this summer.  A full text of Mr. Simone’s letter is attached as Exhibit 99.1 to our Form 8-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 8, 2015, a copy of which is available on the Commission’s website at www.sec.gov.

In Mr. Simone’s absence, our director, Tom Glaser, is serving as our Interim Chief Operating Officer. In that position, he supervises the team that Mr. Simone had assembled as described above.  Mr. Glaser has more than 30 years of experience as a trucking executive and had previously served as our Interim Chief Operating Officer.  He held several positions at Celadon Group, Inc. (NYSE: CGI) from 2001 to 2006, most recently serving as President and Chief Operating Officer.

Company Information

We are incorporated in Delaware.  Our principal executive offices are located at 3200 Industrial Park Road, Van Buren, Arkansas 72956, and our telephone number is (479) 471-2500.  Our website address is www.usa-truck.com. Information contained in our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider information contained in our website as part of this prospectus. You should rely only on the information contained in this prospectus supplement and the accompanying prospectus and the documents we incorporate by reference herein when making an investment decision.

THE OFFERING

Common stock offered by the selling stockholders	1,739,131 shares (2,000,000 shares if the underwriters exercise their option to purchase additional shares in full)

Underwriters’ option to purchase additional shares of common stock from the selling stockholders.	260,869 shares

Common stock to be outstanding before and immediately after this offering	10,635,412 shares (1)

Common stock to be owned by the selling stockholders immediately after this offering:
Baker Street Capital, L.P. SH Capital Partners, L.P.
182,608 shares (0 shares if the underwriters exercise their option to purchase additional shares in full)
1,028,261 shares (950,000 shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds
The selling stockholders will receive all of the net proceeds from the sale of our common stock in this offering.  We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.  See “Use of Proceeds.”

The NASDAQ Global Select Market Symbol	USAK

Risk Factors
You should carefully consider all of the information set forth under the heading “Risk Factors” and all other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in our common stock.

(1)       Excludes 396,053 shares available for issuance pursuant to our 2014 Omnibus Incentive Plan (the “Plan”). Includes 181,858 unvested restricted shares as of May 5, 2015, which are included because holders of unvested restricted shares issued under the Plan have all of the rights of a stockholder with respect to the unvested restricted shares, including, but not limited to, the right to vote such shares at any meeting of our stockholders.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA
(in thousands, except per share data and operating data)

Our summary historical financial data as of and for the years ended December 31, 2010, 2011, 2012, 2013, and 2014 under the captions “Statements of Operations Data,” “Other Operating Data,” and “Balance Sheet Data” are derived from our audited consolidated financial statements.  The consolidated financial statements were audited by Grant Thornton LLP.  The summary historical financial data as of and for the periods ended March 31, 2014 and 2015, and as of and for the years ended December 31, 2010, 2011, 2012, 2013, and 2014 under the caption “Other Financial Data” are derived from our unaudited consolidated financial statements.  The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and our results of operation for these periods.  The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the consolidated financial statements and related notes thereto, appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and our Quarterly Report on Form 10-Q for the three months ended March 31, 2015, each of which is incorporated by reference into this prospectus supplement.

	Year Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2014	2015
						(unaudited)
Statements of Operations Data:
Operating revenue	$460,161	$519,408	$512,428	$555,005	$602,477	$145,489	$132,887
Operating income (loss)	92	(12,649)	(23,272)	(8,667)	17,243	(1,043)	3,591
Net (loss) income	$(3,308)	$(10,777)	$(17,671)	$(9,110)	$6,033	$(1,589)	$1,116
Basic (loss) earnings per share	$(0.32)	$(1.05)	$(1.71)	$(0.88)	$0.58	$(0.15)	$0.11
Diluted (loss) earnings per share	$(0.32)	$(1.05)	$(1.71)	$(0.88)	$0.58	$(0.15)	$0.11
Basic weighted average shares outstanding	10,295	10,302	10,310	10,323	10,356	10,339	10,395
Diluted weighted average shares outstanding	10,295	10,302	10,310	10,323	10,485	10,339	10,516

Other Financial Data (unaudited):
Adjusted (loss) earnings per diluted share (1)	$(0.32)	$(1.05)	$(1.71)	$(0.44)	$0.74	$(0.13)	$0.15

Other Operating Data:
Total miles (2) (in thousands)	246,742	221,765	205,776	223,923	215,479	53,613	50,592
Base revenue per loaded mile (3)	$1.524	$1.623	$1.632	$1.654	$1.788	$1.694	$1.832
Base revenue per seated tractor per week (3)	$2,899	$2,908	$2,829	$2,957	$3,151	$3,027	$3,190
Average miles per seated tractor per week	2,114	2,007	1,956	2,027	2,019	2,023	1,979
Average number of in-service tractors for period (4)	2,347	2,313	2,184	2,232	2,202	2,240	2,178
Average number of seated tractors for period (5)	2,238	2,119	2,012	2,119	2,047	2,061	1,988
Average loaded miles per trip	560	532	542	599	612	623	616

March 31, 2015
(unaudited)
Balance Sheet Data:
Cash	$939
Property and equipment, net	210,501
Total assets	308,194
Long-term debt and capital leases, including current maturities	106,171
Total stockholders’ equity	106,963

(1)
Adjusted earnings (loss) per diluted share is a financial measure that is not in accordance with GAAP. Such measure is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors and lenders. We define adjusted earnings (loss) per diluted share as income (loss) before income taxes plus long-term claims liability reserve adjustment, loss on extinguishment of debt, and defense costs reduced by income taxes, divided by weighted average diluted shares outstanding. While management believes such measure is useful for investors, it should not be used as a replacement for financial measures that are in accordance with GAAP. Please see page S-6 for a reconciliation to the closest GAAP financial measure.

(2)	Total miles include both loaded and empty miles.
(3)	Base revenue is total revenue net of fuel surcharge revenue.
(4)	Tractors include company-operated tractors in service, plus tractors operated by independent contractors.
(5)	Seated tractors are those occupied by drivers.

NON-GAAP TO GAAP RECONCILIATION
(in thousands, except per share data and percentages)

In addition to our GAAP financial measures, this prospectus supplement also includes certain non-GAAP financial measures, as defined by the Commission.  The terms “adjusted operating ratio” and “adjusted earnings (loss) per diluted share,” as we define them, are not presented in accordance with GAAP.

We calculate adjusted operating ratio as total operating expenses, net of fuel surcharges, as a percentage of operating revenue excluding fuel surcharge revenue.  We define adjusted earnings (loss) per diluted share as income (loss) before income taxes plus long-term claims liability reserve adjustment, loss on extinguishment of debt, and defense costs reduced by income taxes, divided by weighted average diluted shares outstanding.  These financial measures supplement our GAAP financial measures in evaluating certain aspects of our business.  We believe that using these measures improves comparability in analyzing our performance because they remove the impact of items from our operating results that, in our opinion, do not reflect our core operating performance.  Management and the board of directors focus on adjusted operating ratio and adjusted earnings (loss) per diluted share as key measures of our performance, all of which are reconciled to the most comparable GAAP financial measures in the tables set forth below.  We believe our presentation of these non-GAAP financial measures is useful because it provides investors and securities analysts the same information that we use internally for purposes of assessing our core operating performance.

Adjusted operating ratio and adjusted earnings (loss) per diluted share are not substitutes for their comparable GAAP financial measures, such as net income, cash flows from operating activities, operating margin, or other measures prescribed by GAAP.  There are limitations to using non-GAAP financial measures.  Although we believe that these non-GAAP financial measures improve comparability in analyzing our period to period performance, they could limit comparability to other companies in our industry if those companies define these measures differently.  Because of these limitations, our non-GAAP financial measures should not be considered measures of income generated by our business or discretionary cash available to us to invest in the growth of our business.  Management compensates for these limitations by primarily relying on GAAP results and using non-GAAP financial measures on a supplemental basis.

Pursuant to the requirements of Regulation G, we have provided reconciliations of adjusted operating ratio and adjusted earnings (loss) per diluted share to GAAP financial measures in the tables below.

Adjusted Operating Ratio

Trucking Segment	Three Months Ended
	March 31,
(in thousands, except percentages)	2015	2014
	(unaudited)
Revenue	$96,402	$102,914
Less: intersegment eliminations	615	148
Operating revenue	95,787	102,766
Less: fuel surcharge revenue	14,243	22,559
Base revenue	81,544	80,207
Operating expense	95,172	108,886
Adjusted for:
Fuel surcharge revenue	(14,243)	(22,559)
Adjusted operating expense	$80,929	$86,327
Operating ratio	99.4%	105.9%
Adjusted operating ratio	99.2%	107.6%

SCS Segment	Three Months Ended
	March 31,
(in thousands, except percentages)	2015	2014
	(unaudited)
Revenue	$38,671	$45,252
Less: intersegment eliminations	1,571	2,529
Operating revenue	37,100	42,723
Less: fuel surcharge revenue	3,175	5,319
Base revenue	33,925	37,404
Operating expense	34,124	37,646
Adjusted for:
Fuel surcharge revenue	(3,175)	(5,319)
Adjusted operating expense	$30,949	$32,327
Operating ratio	92.0%	88.1%
Adjusted operating ratio	91.2%	86.4%

Adjusted Earnings (Loss) per Diluted Share

	Year Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2014	2015
	(unaudited)					(unaudited)
GAAP (loss) earnings per diluted share	$(0.32)	$(1.05)	$(1.71)	$(0.88)	$0.58	$(0.15)	$0.11
Adjusted for:
Income tax (benefit) expense	--	--	--	(0.39)	0.49	(0.06)	0.08
Income before income taxes	--	--	--	(1.27)	1.07	(0.21)	0.19
Long-term claims liability reserve adjustment	--	--	--	0.58	--	--	--
Loss on debt extinguishment	--	--	--	--	--	--	0.07
Defense costs	--	--	--	0.14	0.27	0.04	--
Adjusted income before taxes	--	--	--	(0.55)	1.34	(0.17)	0.26
Provision for income tax expense	--	--	--	(0.11)	0.60	(0.04)	0.11
Adjusted (loss) earnings per diluted share	$(0.32)	$(1.05)	$(1.71)	$(0.44)	$0.74	$(0.13)	$0.15

RISK FACTORS

An investment in our common stock involves significant risks, including those described below. Our business, financial condition, and results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. Before you make an investment decision regarding our common stock, you should carefully consider the risks and uncertainties described below and under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, together with all of the other information included in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus, in light of your particular investment objectives and financial circumstances. The risks described below and in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, our financial condition, our results of operations, and the value of our common stock.

Risks Relating to Our Business

Our business is subject to general economic, credit, and business factors affecting the trucking industry that are largely out of our control, any of which could have a material adverse effect on our operating results.

Our industry is highly cyclical, and our business is dependent on a number of factors that may have a material adverse effect on our results of operations, many of which are beyond our control.  Some of the most significant of these factors are economic changes that affect supply and demand in transportation markets, including recessionary economic cycles, such as the period from 2007 to 2009; changes in customers’ inventory levels and in the availability of funding for their working capital; excess tractor capacity in comparison with shipping demand; and downturns in customers’ business cycles.

We are also affected by recessionary economic cycles, such as the period from 2007 to 2009.  Such economic conditions can decrease freight demand and increase the supply of tractors and trailers, thereby exerting downward pressure on rates and equipment utilization and may adversely affect our customers and their ability to pay for our services.  The risks associated with these factors are heightened when the United States economy is weakened.  Some of the principal risks during such times, which risks we have experienced during prior recessionary periods, are as follows: reduction in overall freight levels, which may impair asset utilization; customers facing credit issues and cash flow problems that may lead to payment delays, increased credit risk, bankruptcies, and other financial hardships that could result in even lower freight demand and may require us to increase our allowance for doubtful accounts; changing freight patterns as supply chains are redesigned, resulting in an imbalance between capacity and freight demand; customers bidding our freight or selecting competitors that offer lower rates from among existing choices in an attempt to lower costs, in which case, we may be forced to lower rates or lose freight; accepting more freight from brokers, where freight rates are typically lower, or incurrence of more non-revenue miles to obtain loads; and lack of access to current sources of credit or lack of lender access to capital, leading to an inability to secure financing on satisfactory terms, or at all.

We are subject to increases in costs and other events that are outside our control that could materially affect our results of operations.  Such cost increases include, but are not limited to, fuel and energy prices, taxes and interest rates, tolls, license and registration fees, insurance premiums, revenue equipment and related maintenance costs, and healthcare and other benefits for our employees.  We could be affected by strikes or other work stoppages at our service centers or at customer, port, border, or other shipping locations.  Changing impacts of regulatory measures could impair our operating efficiency and productivity, decrease our operating revenue and profitability, and result in higher operating costs.  In addition, declines in the resale value of revenue equipment can also affect our operating income and cash flows.  From time-to-time, various federal, state, or local taxes also increase, including taxes on fuels.  We cannot predict whether, or in what form, any such increase applicable to us will be enacted, but such an increase could adversely affect our results of operations and profitability.

In addition, we cannot predict future economic conditions, fuel price fluctuations, or how consumer confidence could be affected by actual or threatened armed conflicts or terrorist attacks, government efforts to combat terrorism, military action against a foreign state or group located in a foreign state, or heightened security requirements.  Enhanced security measures could impair our operating efficiency and productivity and result in higher operating costs.

We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our ability to compete with other carriers.

Numerous competitive factors could impair our ability to maintain and improve profitability.  These factors include:

●
We compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers and railroads, some of which have more equipment or greater capital resources, or other competitive advantages.

●
Many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced economic growth, which may limit our ability to maintain or increase freight rates, maintain our margins, or maintain growth in our business.

●	Some of our customers also operate their own private trucking fleets, and they may decide to transport more of their own freight.

●	Many customers reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers, and in some instances we may not be selected.

●	Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of our business to competitors.

●
The trend toward consolidation in the trucking industry may create large carriers with greater financial resources and other competitive advantages relating to their size, and we may have difficulty competing with these larger carriers.

●	Advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments.

●	Competition from non-asset-based and other logistics and freight brokerage companies may adversely affect our customer relationships and freight rates.

●	Economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

We have a recent history of net losses and may be unsuccessful in sustaining or increasing profitability.

We have generated a profit in only one of the last five years.  Maintaining and improving profitability depends upon numerous factors, including the ability to increase average revenue per tractor, increase velocity, improve driver retention, and control operating expenses.  Despite recent results, we may not be able to sustain or increase profitability in the future.  If we are unable to sustain our profitability, then our liquidity, financial position, and results of operations may be adversely affected.

We may not be successful in implementing new management, operating procedures, and cost savings initiatives as part of our long-term improvement plan.

As part of the long-term improvement plan, we have implemented changes to our management team and structure, as well as operating procedures.  These changes may not be successful or may not achieve the desired results.  Additional training or different personnel may be required, which may result in additional expense, delays in obtaining results, or disruptions to operations.  Some of these implemented changes include customer service and driver management changes and cost savings initiatives.  These changes and initiatives may not improve our results of operations, including asset productivity, tractor utilization, driver retention and base revenue per mile.  In addition, we may not be successful in achieving the expected savings in our cost structure, including the areas of insurance and claims, equipment maintenance, equipment operating costs, and fuel economy.  In such event, our revenue, financial results, and ability to operate profitably could be negatively impacted.  Further, our operating results may be negatively affected by a failure to further penetrate our existing customer base, cross-sell our services, pursue new customer opportunities, and manage the operations and expenses of our new or growing services.  There is no assurance we will be successful in achieving our long-term improvement plan and initiatives.  If we are unsuccessful in implementing our long-term improvement plan and initiatives, our financial condition, results of operations, and cash flows could be adversely affected.

We self-insure for a significant portion of our claims exposure, which could significantly increase the volatility of, and decrease the amount of, our earnings.

Our future insurance and claims expense could reduce our earnings and make our earnings more volatile.  We self-insure for a significant portion of our claims exposure and related expenses.  We accrue amounts for liabilities based on our assessment of claims that arise and our insurance coverage for the periods in which the claims arise, and we evaluate and revise these accruals from time to time based on additional information.  Due to our significant self-insured amounts, we have significant exposure to fluctuations in the number and severity of claims and the risk of being required to accrue or pay additional amounts if estimates are revised or claims ultimately prove to be more severe than originally assessed.  Historically, we have had to adjust our reserves, and future significant adjustments may occur.  Further, our self-insured retention levels could change and result in more volatility than in recent years.

We maintain insurance above the amounts for which we self-insure with licensed insurance carriers.  Although we believe our aggregate insurance limits will be sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed our aggregate coverage limits.  If any claim was to exceed our coverage, we would bear the excess, in addition to other self-insured amounts.  Our insurance and claims expense could increase, or we could find it necessary to raise our self-insured retention or decrease our aggregate coverage limits when our policies are renewed or replaced.  Our operating results and financial condition may be adversely affected if these expenses increase, if we experience a claim in excess of our coverage limits, if we experience a claim for which we do not have coverage, if we experience an increase in the number of claims, or if we have to increase our reserves.

Healthcare legislation and inflationary cost increases also could negatively impact financial results by increasing annual employee healthcare costs going forward.  We cannot presently determine the extent of the impact healthcare costs will have on our financial performance.  In addition, rising healthcare costs could force us to make changes to existing benefits program, which could negatively impact our ability to attract and retain employees.

Our revolving credit agreement and other financing arrangements contain certain covenants, restrictions, and requirements, and we may be unable to comply with the covenants, restrictions, and requirements.  A default could result in the acceleration of all or part of any outstanding indebtedness, which could have an adverse effect on our financial condition, liquidity, results of operations, and the market price of our common stock.

In February 2015, we entered into a new senior secured revolving credit agreement (the “Credit Facility”) with a group of lenders and Bank of America, N.A., as agent.  Contemporaneously with the funding of the Credit Facility, we paid off the obligations under our prior credit facility and terminated such facility.  We also have other financing arrangements.

The Credit Facility contains a single springing financial covenant, which requires a consolidated fixed charge coverage ratio of at least 1.0 to 1.0.  The financial covenant springs only in the event excess availability under the Credit Facility drops below 10% of the lenders’ total commitments under the Credit Facility.  The Credit Facility contains certain restrictions and covenants related to, among other things, dividends, liens, acquisitions and dispositions, affiliate transactions, and other indebtedness.  The Credit Facility is secured by a pledge of substantially all of our assets, with the notable exclusion of any real estate or revenue equipment financed outside the Credit Facility.  The Credit Facility includes usual and customary events of default for a facility of this nature and provides that, upon the occurrence and continuation of an event of default, payment of all amounts payable under the Credit Facility may be accelerated, and the lenders’ commitments may be terminated.

If we fail to comply with any of our financing arrangement covenants, restrictions, and requirements, we will be in default under the relevant agreement, which could cause cross-defaults under our other financing arrangements.  In the event of any such default, if we failed to obtain replacement financing or amendments to, or waivers under, the applicable financing arrangements, existing lenders could cease to make further advances, could declare existing debt to be immediately due and payable, could fail to renew letters of credit, could impose significant restrictions and requirements on our operations, could institute foreclosure proceedings against collateralized assets, or could impose significant fees and transaction costs.  If acceleration occurs, it may be difficult or expensive to refinance the accelerated debt or the issuance of additional equity securities could dilute stock ownership.  Even if new financing can be procured, more stringent borrowing terms could mean that credit is not available to us on acceptable terms.  A default under these financing arrangements could cause a materially adverse effect on the liquidity, financial condition, and results of operations.

Our substantial indebtedness and capital and operating lease obligations could adversely affect our ability to respond to changes in our industry or business.

As a result of our level of debt, capital leases, operating leases, and encumbered assets, we believe:

●	our vulnerability to adverse economic conditions and competitive pressures is heightened;

●	we will continue to be required to dedicate a substantial portion of our cash flows from operations to lease payments and repayment of debt, limiting the availability of cash for other purposes;

●	our flexibility in planning for, or reacting to, changes in our business and industry will be limited;

●
our profitability is sensitive to fluctuations in interest rates because some of our debt obligations are subject to variable interest rates, and future borrowings and lease financing arrangements will be affected by any such fluctuations;

●	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or other purposes may be limited; and

●	we may be required to issue additional equity securities to raise funds, which would dilute the ownership position of our stockholders.

Our financing obligations could negatively impact our future operations, ability to satisfy our capital needs, or ability to engage in other business activities. We also cannot assure you that additional financing will be available to us when required or, if available, will be on terms satisfactory to us.

We have significant ongoing capital requirements that could adversely affect our profitability if we are unable to generate sufficient cash from operations, or obtain financing on favorable terms.

The truckload industry is capital intensive, and our policy of operating newer equipment requires us to expend significant amounts annually.  We expect to pay for projected capital expenditures with cash flows from operations, borrowings under the Credit Facility, proceeds from the sale of used revenue equipment, and, to a lesser extent, capital and operating leases.  Capital expenditures for revenue equipment are expected to increase from 2014, as we continue to replace and upgrade our existing fleet.  We base our equipment purchase and replacement decisions on a number of factors, including new equipment prices, the used equipment market, demand for freight services, prevailing interest rates, technological improvements, regulatory changes, cost per mile, fuel efficiency, equipment durability, equipment specifications, and driver comfort.

In the future, if we are unable to generate sufficient cash from operations or obtain borrowing on favorable terms, we may be forced to limit our fleet size, enter into less favorable financing arrangements, or operate revenue equipment for longer periods, any of which could materially and adversely affect profitability.

We depend on the proper functioning, availability, and security of our information and communication systems, and a systems failure or unavailability or a security breach could cause a significant disruption to and adversely affect our business.

We depend on the proper functioning, availability, and security of our information systems, including financial reporting and operating systems, in operating our business.  These systems are protected through physical and software safeguards, but are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins, terrorist attacks, Internet failures, computer viruses, and similar events beyond our control.  If the communication systems fail, otherwise become unavailable or experience a security breach, manually performing functions could temporarily impact our ability to manage our fleet efficiently, to respond to customers’ requests effectively, to maintain billing and other records reliably, to bill for services accurately or in a timely manner, to communicate internally and with drivers, customers, and vendors, and to prepare financial statements accurately or in a timely manner.  Business interruption insurance may be inadequate to protect us in the event of a catastrophe.  Any system failure, upgrade complication, security breach or other system disruption could interrupt or delay operations, damage our reputation, impact our ability to manage our operations and report financial performance, and cause the loss of customers, any of which could have a material adverse effect on existing and future business.

We are in the midst of a multi-year process to migrate our legacy mainframe platform and internally developed software applications to server-based platforms.  We still have a few remaining systems to convert, and could experience delays, complications or additional costs, any of which could have a material adverse effect on our business and operating results.  We anticipate the legacy mainframe applications should be completely migrated to newer platforms during 2015.

During 2014, we began to host all of our production systems at a remote data center.  This data center replicates all production data back to the data center at our headquarters, which protects our information in the event of a fire or other significant natural disasters.  This redundant data center allows any system to be recovered within four hours of an incident.  Although we attempt to reduce the risk of disruption to our business operations should a disaster occur through redundant computer systems and networks and backup systems, there can be no assurance that such measures will be effective.

We receive and transmit confidential data with and among our customers, drivers, vendors, employees, and service providers in the normal course of business.  Despite our implementation of secure transmission techniques, internal data security measures, and monitoring tools, our information and communication systems are vulnerable to security threats and breach attempts from both external and internal sources.  Any such breach could result in disruption of communications with our customers, drivers, vendors, employees, and service providers and access, viewing, misappropriation, altering, or deleting information in our systems, including customer, driver, vendor, employee, and service provider information and our proprietary business information.  A security breach could damage our business operations and reputation and could cause us to incur costs associated with repairing our systems, increased security, customer notifications, lost operating revenue, litigation, regulatory action, and reputational damage.

We derive a significant portion of our revenues from our major customers, the loss of one or more of which could have a material adverse effect on our business.

We generate a significant portion of our operating revenue from our major customers.  Generally, we do not have long-term contracts with our major customers.  Accordingly, in response to economic conditions, supply and demand in the industry, our performance, our customers’ internal initiatives, or other factors, our customers may reduce or eliminate their use of our services, or threaten to do so to gain pricing or other concessions from us.

Economic conditions and capital markets may adversely affect our customers and their ability to remain solvent.  Our customers' financial difficulties can negatively impact our results of operations and financial condition, especially if these customers were to delay or default on payments to us.  For some of our customers, we have entered into multi-year contracts, and the rates we charge may not remain advantageous.  A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business and operating results.

Management and key employee turnover or failure to attract and retain qualified management and other key personnel, could harm our business, financial condition, and results of operations.

We are dependent upon the services of our executive management team, which has experienced significant changes in recent years.  Continuing or unexpected turnover in key leadership positions may adversely impact our ability to manage our business efficiently and effectively, and such turnover can be disruptive and distracting to management, may lead to additional departures of existing personnel, and could have a material adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers to realize our goal of expanding our operations, improving our earnings consistency, and positioning ourselves for long-term operating revenue growth.

Our President and Chief Executive Officer has taken a medical leave of absence, and we do not know whether or when he may return.

John Simone, our President and Chief Executive Officer, has taken a medical leave of absence to address issues relating to a serious medical condition.  Mr. Simone’s leave of absence creates the potential for ongoing disruption of our business and volatility in our stock price. Mr. Simone has not been participating in the management of our business or in board of directors deliberations or decisions since beginning the leave of absence.  It is possible that Mr. Simone may not be able to return to work, and if he returns, he may not be able to function at full capacity. During Mr. Simone’s absence, we have engaged Thomas Glaser as an independent contractor to provide additional senior management oversight, and we are bearing the cost of Mr. Glaser’s and Mr. Simone’s compensation.  If Mr. Simone is unable to return, we will experience increased costs in order to identify and recruit a replacement in a timely manner. Even if we were able to hire a successor, the search process and transition period may be difficult to manage insofar as it may: cause concerns and instability for management and employees, current and potential customers, and other third parties with whom we do business; result in operational disruptions during such time that could adversely affect our business; and make it difficult to continue executing our long-term improvement plan. Any of these factors may result in a decrease in, or volatility of, our stock price.

We operate in a highly regulated industry, and changes in existing regulations or violations of existing or future regulations could have a material adverse effect on our operations and profitability.

We operate in the United States pursuant to operating authority granted by the U.S. Department of Transportation (the “DOT”), in various Canadian provinces pursuant to operating authority granted by the Ministries of Transportation and Communications, and our Mexican business activities are subject to operating authority granted by Secretaría de Communicaciones y Transportes.  Company drivers and independent contractors also must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing, driver safety performance, and hours-of-service.  Matters such as weight, equipment dimensions, and exhaust emissions are also subject to government regulations.  We also may become subject to new or more restrictive regulations relating to exhaust emissions, drivers’ hours-of-service, ergonomics, on-board reporting of operations, collective bargaining, security at ports, and other matters affecting safety or operating methods.  Future laws and regulations may be more stringent, require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs.  Higher costs we incur, or higher costs incurred by suppliers who pass the costs on to us, could adversely affect our results of operations.

The Compliance Safety Accountability program (“CSA”) adopted by the Federal Motor Carrier Safety Administration (the “FMCSA”) could adversely affect our profitability and operations, our ability to maintain or grow our fleet, and our customer relationships.

Under CSA, drivers and fleets are evaluated and ranked based on certain safety-related standards.  The methodology for determining a carrier’s DOT safety rating has been expanded to include the on-road safety performance of the carrier’s drivers.  As a result, certain current and potential drivers may no longer be eligible to drive for us, our fleet could be ranked poorly as compared to our peer firms, and our safety rating could be adversely impacted.  We recruit and retain first-time drivers to be part of our fleet, and these drivers may have a higher likelihood of creating adverse safety events under CSA.  The occurrence of future deficiencies could affect driver recruitment by causing high-quality drivers to seek employment with other carriers or could cause our customers to direct their business away from us and to carriers with higher fleet safety rankings, either of which would adversely affect our results of operations.  Additionally, competition for drivers with favorable safety ratings may increase and thus could necessitate increases in driver-related compensation costs.  Further, we may incur greater than expected expenses in our attempts to improve our scores or as a result of those scores.

We have exceeded the established intervention thresholds under certain categories.  Based on these unfavorable ratings, we may be prioritized for an intervention action or roadside inspection, either of which could adversely affect our results of operations.  In addition, customers may be less likely to assign loads to us.  We have procedures in place in an attempt to address areas where we have exceeded the thresholds.  However, we cannot assure you these measures will be effective.

The FMCSA also is considering revisions to the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT.  We currently have a satisfactory DOT rating, which is the highest available rating under the current safety rating scale.  If we were to receive a conditional or unsatisfactory DOT safety rating, it could adversely affect our business as customer contracts may require a satisfactory DOT safety rating, and a conditional or unsatisfactory rating could negatively impact or restrict our operations.

Fluctuations in the price or availability of fuel, hedging activities, the volume and terms of diesel fuel purchase commitments, surcharge collection, and surcharge policies approved by customers may increase our costs of operation, which could materially and adversely affect our profitability.

Fuel is one of our largest operating expenses.  Diesel fuel prices fluctuate greatly due to economic, political, weather, and other factors beyond our control, each of which may lead to an increase in the price of fuel.  Fuel pricing is also affected by regional differences.  Additionally, fuel pricing also can be affected by the rising demand in developing countries and could be adversely impacted by the use of crude oil and oil reserves for other purposes and diminished drilling activity.  Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain.  Our operations are dependent upon diesel fuel, and accordingly, significant diesel fuel cost increases, shortages, or supply disruptions could materially and adversely affect our results of operations and financial condition.

From time to time, we may use hedging contracts and volume purchase arrangements to attempt to limit the effect of price fluctuations.  If we do enter into hedging contracts, we may be forced to make cash payments under the hedging arrangements.  In addition, in times of falling diesel fuel prices, including recently, our costs will not be reduced to the same extent they would have reduced had we not entered into the hedging contracts.  Accordingly, in times of falling diesel fuel prices, our profitability may not increase to the extent it would have increased without the hedging contract.

We use a fuel surcharge program to recapture a portion of the increases in fuel prices over a base rate negotiated with our customers.  The fuel surcharge program does not protect us from the full effect of increases in fuel prices.  The terms of each customer’s fuel surcharge program vary, and certain customers have sought to modify the terms of their fuel surcharge programs to minimize recoverability for fuel price increases.  A failure to improve our fuel price protection through these measures, increases in fuel prices, a shortage or rationing of diesel fuel, or significant payments under hedging arrangements could materially and adversely affect our results of operations.

Increases in driver compensation or difficulty in attracting and retaining qualified drivers could adversely affect our profitability.

Like many truckload carriers, from time to time we experience substantial difficulty in attracting and retaining sufficient numbers of qualified professional drivers, including independent contractors.  The trucking industry periodically experiences a shortage of qualified drivers, particularly during periods of economic expansion, in which alternative employment opportunities are more plentiful and freight demand increases, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment or for students who seek financial aid for driving school.  Regulatory requirements, including CSA and hours-of-service, and an improved economy could further reduce the number of eligible drivers or force us to increase driver compensation to attract and retain drivers.  Due to the shortage of qualified professional drivers and intense competition for drivers from other trucking companies, we expect to continue to face difficulty increasing the number of our drivers, including independent contractors.  The compensation we offer our drivers and independent contractors is subject to market conditions, and, as market conditions change, we may find it necessary to increase driver and independent contractor compensation in future periods.  For example, we plan to implement a significant increase in driver pay during the second quarter of 2015.  In addition, we and our industry suffer from a high driver turnover rate.  The high driver turnover rate requires us to continually recruit a substantial number of drivers to operate existing revenue equipment.  If we are unable to continue to attract and retain a sufficient number of drivers, we could be required to, among other things, adjust our compensation packages, increase the number of tractors without drivers, or operate with fewer tractors and face difficulty meeting shipper demands, all of which could adversely affect our growth and profitability.

If our independent contractors are deemed by regulators or judicial process to be employees, our business and results of operations could be adversely affected.

Tax and other regulatory authorities have asserted that independent contractor drivers in the trucking industry are employees rather than independent contractors.  Federal legislation has been introduced in the past that would make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractor drivers and to increase the penalties for companies who misclassify their employees and are found to have violated employees’ overtime and/or wage requirements.  Additionally, federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, extend the Fair Labor Standards Act to independent contractors, and impose notice requirements based on employment or independent contractor status and fines for failure to comply.  Some states have put initiatives in place to increase their revenue from items such as unemployment, workers’ compensation, and income taxes, and a reclassification of independent contractors as employees would help states with this initiative.  Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status.  If our independent contractors are determined to be employees, we would incur additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment, and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

We are subject to various environmental laws and regulations dealing with the transportation and handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, engine idling, and discharge and retention of storm water.  We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination may have occurred.  Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others.  We also maintain above-ground bulk fuel storage tanks and fueling islands at four of our facilities and one leased facility has below-ground bulk fuel storage tanks.  A small percentage of our freight consists of low-grade hazardous substances, which subjects us to a wide array of regulations.  Additionally, increasing efforts to control emissions of greenhouse gases may have an adverse effect on us.  Federal and state lawmakers are considering a variety of climate-change proposals and new greenhouse gas regulations that could increase the cost of new tractors, impair productivity and increase our operating expenses.  Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a material adverse effect on our business and operating results.

If we cannot effectively manage the challenges associated with doing business internationally, our operating revenue and profitability may suffer.

A component of our operations is the business we conduct in Mexico, and to a lesser extent Canada, and we are subject to risks of doing business internationally, including fluctuations in foreign currencies, changes in the economic strength of Mexico and Canada, difficulties in enforcing contractual obligations and intellectual property rights, burdens of complying with a wide variety of international and United States export and import laws, and social, political, and economic instability.  Additional risks associated with our foreign operations, including restrictive trade policies and imposition of duties, taxes, or government royalties by foreign governments, are present but largely mitigated by the terms of NAFTA.

Seasonality and the impact of weather affect our operations and profitability.

Our tractor productivity decreases during the winter season because inclement weather impedes operations, and some shippers reduce their shipments after the winter holiday season.  Revenue can also be affected by bad weather and holidays, since revenue is directly related to available working days of shippers.  At the same time, operating expenses increase, with fuel efficiency declining because of engine idling and harsh weather creating higher accident frequency, increased claims, and more equipment repairs.  We could also suffer short-term impacts from weather-related events such as hurricanes, blizzards, ice storms and floods that could make our results of operations more volatile.  Consequently, weather and other seasonal events could adversely affect our operating results.

Increased prices, reduced productivity and scarcity of financing for new revenue equipment may adversely affect our earnings and cash flows.

We are subject to risk with respect to higher prices for new tractors.  Prices have increased and may continue to increase, due in part to government regulations applicable to newly manufactured tractors and diesel engines and the pricing discretion of equipment manufacturers.  In addition, we have recently equipped our tractors with safety, aerodynamics, and other options that increase the price of new tractors.  More restrictive Environmental Protection Agency emissions standards have required vendors to introduce new engines.  Compliance with such regulations has increased the cost of our new tractors and could impair equipment productivity, lower fuel mileage, and increase operating expenses.  These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles, could increase our costs or otherwise adversely affect our business or operations as the regulations become effective.

We have a combination of agreements and non-binding statements of indicative trade values covering the terms of trade-in commitments from our primary equipment vendors for disposal of a portion of our revenue equipment. From time to time, prices we expect to receive under these arrangements may be higher than the prices we would receive in the open market.  We may suffer a financial loss upon disposition of our equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, if we do not enter into definitive agreements consistent with the indicative trade values, if we fail to or are unable to enter into similar arrangements in the future, or if we do not purchase the number of replacement units from the vendors required for such trade-ins.

Fluctuations in the prices of used revenue equipment may adversely affect our earnings and cash flows.

A decreased demand for used revenue equipment could adversely affect us and our operating results.  We rely on the sale and trade-in of used revenue equipment to partially offset the cost of new revenue equipment.  The market demand for used equipment is difficult to forecast and, although our equipment disposal schedule may fluctuate, we currently expect the market demand and gains on disposal in 2015 to be comparable to demand experienced in 2014. When the used equipment market is weak, it may increase our net capital expenditures for new revenue equipment, decrease our gains on sale of revenue equipment (or create a loss on sale of revenue equipment), or increase our maintenance costs if we decide to extend the use of revenue equipment in a depressed market, any of which could have a material adverse effect on our operating results.

We depend on third parties, particularly in our brokerage and rail intermodal businesses, and service instability from these providers could increase our operating costs and reduce our ability to offer brokerage or rail intermodal services, which could adversely affect our revenue, results of operations, and customer relationships.

Our brokerage business is dependent upon the services of third-party capacity providers, including other truckload carriers.  For this business, we do not own or control the transportation assets that deliver our customers’ freight, and do not employ the people directly involved in delivering the freight.  This reliance could also cause delays in reporting certain events, including recognizing revenue and claims.  These third-party providers seek other freight opportunities and may require increased compensation in times of improved freight demand or tight trucking capacity.  Our inability to secure the services of these third parties could significantly limit our ability to serve our customers on competitive terms.  Additionally, if we are unable to secure sufficient equipment or other transportation services to meet our commitments to our customers or provide services on competitive terms, our operating results could be materially and adversely affected.  Our ability to secure sufficient equipment or other transportation services is affected by many risks beyond our control, including equipment shortages in the transportation industry, particularly among contracted truckload carriers, interruptions in service due to labor disputes, changes in regulations impacting transportation, and changes in transportation rates.

Certain provisions of our corporate documents and Delaware law could deter acquisition proposals and make it difficult for a third party to acquire control of the Company.  This could have a negative effect on the price of our common stock.

Provisions in our Restated and Amended Certificate of Incorporation (“Certificate of Incorporation”) may discourage, delay, or prevent a change of control or changes in our board of directors or management that our stockholders may consider favorable.  For example, our Certificate of Incorporation authorizes the board of directors to issue up to 1,000,000 shares of “blank check” preferred stock.  Without stockholder approval, our board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock, which could make it more difficult for a third party to acquire the Company.  Our Certificate of Incorporation also provides:

●
for a classified board of directors, whereby directors serve for three-year terms, with approximately one-third of the directors coming up for re-election each year, making it more difficult for a third party to obtain control of the board of directors through a proxy contest;

●	that vacancies on the board of directors may be filled only by the remaining directors in office, even if only one director remains in office;

●	that directors may only be removed for “cause” and only by the affirmative vote of the holders of at least a majority of our outstanding common stock;

●
that the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding common stock is required to approve any merger or consolidation with any other business entity that requires approval of the stockholders;

●	that stockholders can only act by written consent if such consent is signed by the holders of at least 66 2/3% of our outstanding common stock; and

●	that each of the provisions set forth above may only be amended by the holders of at least 66 2/3% of our outstanding common stock.

Our Amended and Restated Bylaws also require advance notice of all stockholder proposals, including nominations for election as director, and provide that a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer, the President, or by a majority of the board of directors.  We have in the past adopted a stockholder rights plan, which was voluntarily terminated by the board of directors in April 2014, and may in the future adopt new stockholder rights plans.  We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law.  Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control.  For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of the outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. These provisions will apply even if the change may be considered beneficial by some of our stockholders, and thereby negatively affect the price that investors might be willing to pay in the future for our common stock. In addition, to the extent that these provisions discourage an acquisition of our company or other change of control transaction, they could deprive stockholders of opportunities to realize takeover premiums for their shares of our common stock. See “Description of Our Capital Stock” in the base prospectus accompanying this prospectus supplement for a description of these provisions.

Knight Transportation, Inc.’s unsolicited takeover proposal was, and any future unsolicited offers may be, disruptive to our business.

In September 2013, Knight Transportation, Inc. (“Knight”) announced its unsolicited takeover proposal for our outstanding common stock.  Responding to Knight’s unsolicited proposal, exploring the availability of alternative transactions that reflected our full intrinsic value and instituting legal action in connection with Knight’s tender offer created a significant distraction for our management team and required us to expend significant time and resources, and any future unsolicited proposals may lead to similar disruptions.  Moreover, the hostile and unsolicited nature of the proposal may have further disrupted our business by causing uncertainty among current and potential employees, suppliers, and customers, which could negatively impact our financial condition, results of operations and strategic initiatives and cause volatility in our stock price.  These consequences, alone or in combination, may have a material adverse effect on our business.  Additionally, we have entered into a change of control/severance plan with certain of our officers and members of our management team.  The participants of the change of control arrangements may be entitled to severance payments and benefits upon a termination of their employment by us without cause or by them for good reason in connection with a change of control of the Company (each as defined in the applicable plan).  The change of control arrangements may not be adequate to allow us to retain critical employees during a time when a change of control is being proposed or is imminent.  The legal action we instituted in connection with Knight's unsolicited offer settled in February 2014, pursuant to which Knight entered into a voting agreement and a standstill agreement with us that expired in September 2014.  While this resolved the uncertainty with respect to Knight’s unsolicited offer, any future takeover attempt could have a disruptive impact on our business.

We face various risks associated with stockholder activists.

Activist stockholders, including the selling stockholders in this offering, have advocated for certain changes at the Company.  Such activist stockholders or potential stockholders may attempt to gain additional representation on or control of our board of directors, the possibility of which may create uncertainty regarding our future.  These perceived uncertainties may make it more difficult to attract and retain qualified personnel, raise customer concerns, or cause volatility in the price of our common stock.  The presence of such activist stockholders also may create a significant distraction for our management team and require us to expend significant time and resources, depending on the nature of the activists’ activities.  We have entered into cooperation agreements with the selling stockholders that are summarized in the “Selling Stockholders” section below, which contain certain restrictions on the selling stockholders’ ability to vote their shares other than in accordance with our board of directors’ recommendations and require the selling stockholders to abide by certain standstill provisions.  However, the restrictions and requirements in the cooperation agreements are scheduled to end on the date that is 10 days prior to the expiration of the advance notice period for stockholder nomination of directors at our 2016 annual meeting of stockholders, subject to extension to the date that is 10 days prior to the expiration of the advance notice period for stockholder nomination of directors at our 2017 annual meeting of stockholders if a selling stockholder owns less than 10% of our outstanding shares of common stock solely as a result of this offering or less than 50% of the number of shares of our common stock beneficially owned by the selling stockholder as of the date of the cooperation agreements.  We cannot assure you that the term of the standstill period in the current cooperation agreements will be extended when it expires or that we will be able to agree to terms for similar agreements with any other activist stockholders that might acquire an interest in our company.

A potential proxy contest would be disruptive to our operations and cause it to incur substantial costs.  The Commission has proposed to give stockholders the ability to include their director nominees and their proposals relating to a stockholder nomination process in our proxy materials, which would make it easier for activists to nominate directors to our board of directors.  The Commission’s proposed rule was struck down by a federal court in 2011.  However, if the Commission is successful in implementing a similar rule in the future, we may face an increase in the number of stockholder nominees for election to our board of directors.  Future proxy contests and the presence of additional activist stockholder nominees on our board of directors could interfere with our ability to execute our long-term improvement plan and other strategic initiatives, be costly and time-consuming, disrupt our operations, and divert the attention of our management and employees.

Additionally, we could be subjected to activist stockholder lawsuits.  Such lawsuits are time-consuming and could require us to incur substantial legal fees and proxy costs in defending our position.  Among other things, such lawsuits divert management's time and attention from operations and can also cause distractions among our employees.

Risks Relating to this Offering and Ownership of Our Common Stock

The market price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock at times or at prices you find attractive.

The market price of our common stock may fluctuate significantly as a result of a number of factors, many of which are outside our control. The current market price of our common stock may not be indicative of future market prices. Fluctuations may occur in response to the other risk factors listed in this prospectus and for many other reasons, including:

●	actual or anticipated variations in earnings, financial or operating performance or liquidity, including those resulting from the seasonality of our business;

●	our financial performance or the performance of our competitors and similar companies;

●	the public’s reaction to our press releases, other public announcements, and filings with the Commission;

●	changes in estimates of our performance or recommendations by securities analysts;

●	failure to meet securities analysts’ quarterly and annual projections;

●	the impact of new federal or state regulations;

●	changes in accounting standards, policies, guidance, interpretations, or principles;

●	the introduction of new services by us or our competitors;

●	the arrival or departure of key personnel;

●	developments with respect to the health condition of our President and Chief Executive Officer;

●	acquisitions, strategic alliances, or joint ventures involving us or our competitors;

●	technological innovations or other trends in our industry;

●	news affecting our customers;

●	operating and stock performance of other companies deemed to be peers;

●	regulatory or labor conditions applicable to us, our industry, or the industries we serve;

●	market conditions in our industry, the industries we serve, the financial markets, and the economy as a whole;

●	changes in our capital structure; and

●	sales of our common stock by us or members of our management team.

In addition, the stock market historically has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of a particular company. These broad market fluctuations may cause declines in the market price of our common stock.

Volatility in the market price of our common stock may make it difficult for you to resell shares of our common stock when you want or at attractive prices. In addition, when the market price of a company’s common stock drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs, including settlement costs or awards for legal damages, and could divert the time and attention of our management and other resources.

Our stock trading volume may not provide adequate liquidity for investors.

The average daily trading volume in our common stock is less than that of certain other transportation and logistics companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the daily average trading volume of our common stock, significant sales of our common stock in a brief period of time, or the expectation of these sales, could cause a decline in the market price of our common stock. Additionally, low trading volumes may limit your ability to sell your shares when you want or at or above the offering price.

We may issue shares of preferred stock with greater rights than our common stock.

Our Certificate of Incorporation authorizes our board of directors to issue preferred stock without stockholder approval and to set the rights, preferences, and other terms thereof, including voting rights of those shares. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, liquidation rights, or voting rights. If we issue preferred stock, it may adversely affect the market price of our common stock.  Please read “Description of Our Capital Stock – Preferred Stock” in the base prospectus accompanying this prospectus supplement.

There may be future dilution of our common stock, which could adversely affect the market price of our common stock.

We are not restricted from issuing additional shares of our common stock. In the future, we may issue shares of our common stock in connection with future acquisitions, strategic transactions, to raise capital, to compensate management, or otherwise. We may also issue securities convertible into, or exchangeable for, or that represent the right to receive, our common stock. Any of these events may dilute your ownership interest in our company, reduce our earnings per share, and have an adverse effect on the price of our common stock.

We currently do not intend to pay dividends on our common stock, including our common stock.

We do not expect to pay dividends on our common stock in the foreseeable future.  In addition, our Credit Facility contains certain restrictions on our ability to pay dividends on our common stock in certain circumstances.  Accordingly, the market price of our common stock must appreciate in order to realize a gain on one’s investment.  This may not occur.

If securities or industry analysts do not publish research about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock, to some extent, depends on the research and reports that securities or industry analysis publish about our business.  We do not have any control over these analysts.  If one or more of the analysts who cover us downgrade our shares or lower their opinion of our shares, our share price may decline.  If one or more of these analysts ceases coverage of our business or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

USE OF PROCEEDS

The selling stockholders will receive all net proceeds from the sale of our common stock in this offering.  We will not receive any of the proceeds from the sale of the shares of our common stock in this offering.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on The NASDAQ Global Select Market under the symbol “USAK.”  The following table shows the reported high and low sales prices of our common stock for the periods indicated, as reported on The NASDAQ Global Select Market.

Fiscal Period	High	Low
2015:
Second Quarter (through May 7, 2015)	$29.08	$23.05
First Quarter	$32.14	$25.01
2014:
Fourth Quarter	$28.70	$13.90
Third Quarter	$19.50	$16.59
Second Quarter	$19.57	$14.67
First Quarter	$15.77	$11.95
2013:
Fourth Quarter	$16.38	$8.77
Third Quarter	$9.33	$5.28
Second Quarter	$6.89	$4.37
First Quarter	$5.95	$3.30

The reported last sales price per share of our common stock as quoted through The NASDAQ Global Select Market on May 7, 2015, was $25.41 per share. As of May 5, 2015, we had 10,635,412 shares of our common stock outstanding. The number of stockholders of record on May 5, 2015, was 197; however, we estimate that we have a significantly greater number of stockholders because a substantial number of shares of our common stock are held of record by brokers or dealers for their customers in street names.

DIVIDEND POLICY

We have never declared and paid a cash dividend on our common stock.  It is the current intention of our board of directors to continue to retain earnings to finance our business and reduce our indebtedness rather than to pay dividends.  The payment of cash dividends is currently limited by our financing arrangements, including our Credit Facility.  Future payments of cash dividends will depend upon our financial condition, results of operations, capital commitments, restrictions under then-existing agreements, and other factors deemed relevant by our board of directors.

SELLING STOCKHOLDERS

Description of Selling Stockholders

The table below sets forth information as of May 5, 2015, with respect to the number of shares of our common stock owned by the selling stockholders prior to this offering, the number of shares offered under this prospectus supplement by the selling stockholders, and the number of shares of our common stock and the percentage of our common stock that will be owned by the selling stockholders after completion of this offering, assuming (1) that the underwriters do not exercise their option to purchase additional shares and (2) that the underwriters exercise in full their option to purchase additional shares, and in each case, assuming we do not issue additional shares. Ownership information in the table is based upon information furnished to us by the selling stockholders, and we have not independently verified this information.

Unless otherwise indicated, the selling stockholders have sole voting and investment power with respect to shares reported as beneficially owned by them, determined in accordance with the rules of the Commission. Information relating to the number of shares of our common stock beneficially owned by the selling stockholders has been supplied by the selling stockholders, and we have not independently verified such information. The percentages of beneficial ownership set forth below are based on 10,635,412 shares of our common stock outstanding as of May 5, 2015.

The selling stockholders are Baker Street Capital L.P. (“BSC LP”) and SH Capital Partners, L.P. (“SHCP LP”).  Each of BSC LP and SHCP LP are the record and direct beneficial owners of shares of our common stock.

Baker Street Capital Management, LLC (“Baker Street Capital Management”) is the investment manager of BSC LP and Baker Street Capital GP, LLC (“Baker Street Capital GP”) is the general partner of BSC LP.  Vadim Perelman, one of our directors, is the managing member of each of Baker Street Capital Management and Baker Street Capital GP.  By virtue of these positions, Mr. Perelman has voting and dispositive power over the shares held directly by BSC LP.  Baker Street Capital Management, Baker Street Capital GP, and Mr. Perelman disclaim beneficial ownership of the shares held by BSC LP, except to the extent of their pecuniary interest therein.  BSC LP, Baker Street Capital Management, Baker Street Capital GP, and Mr. Perelman are collectively referred to herein as the “Baker Street Group.”

As general partner of, and investment manager to, SHCP LP, Stone House Capital Management, LLC (“Stone House Capital Management”) may be deemed to have shared voting and dispositive power with respect to shares of our common stock beneficially owned by SHCP LP.  As the managing member of Stone House Capital Management, Mark Cohen may be deemed to have shared voting and dispositive power with respect to shares of our common stock beneficially owned by Stone House Capital Management.  Stone House Capital Management and Mr. Cohen disclaim beneficial ownership of the shares held by SHCP LP, except to the extent of their pecuniary interest therein. SHCP LP, Stone House Capital Management, and Mr. Cohen are collectively referred to herein as the “Stone House Group.”

	Common Stock Beneficially Owned as of May 5, 2015		Number of Shares Offered	Shares of Our Common Stock Beneficially Owned After This Offering, Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares		Shares of Our Common Stock Beneficially Owned After This Offering, Assuming Full Exercise of the Underwriters’ Option to Purchase Additional Shares
Selling Stockholder	Shares	Percent		Shares	Percent	Shares	Percent
Baker Street Capital L.P.	1,400,000	13.2%	1,217,392	182,608	1.7%	0	0%
SH Capital Partners, L.P.	1,550,000	14.6%	521,739	1,028,261	9.7%	950,000	8.9%

Background

Pursuant to a Group Agreement, dated as of May 5, 2014 (the “Group Agreement”), the Baker Street Group and the Stone House Group previously formed a group, for purposes of Section 13(d) of the Exchange Act, known as the “United Shareholders for the Benefit of USAK.”  As of February 25, 2015, the Baker Street Group and the Stone House Group terminated the Group Agreement and are no longer members of the same Section 13(d) group.  On May 22, 2014, the members of the United Shareholders for the Benefit of USAK entered into a Cooperation Agreement (the “2014 Cooperation Agreement”) with us with respect to certain matters related to our 2014 annual meeting of stockholders (the “2014 Annual Meeting”). Pursuant to the terms of the 2014 Cooperation Agreement, we agreed, among other things, effective as of the certification of the vote at the 2014 Annual Meeting, but no later than three (3) business days thereafter: (i) to expand the size of our board of directors to nine directors, (ii) to appoint each of Vadim Perelman and Thomas Glaser (each an “Investor Director” and together, the “Investor Directors”) as Class II directors, (iii) to offer at least one of the Investor Directors membership on each committee of our board of directors, other than the Audit Committee, (iv) to redesignate John Simone (our current President and Chief Executive Officer) and another director as Class III directors from Class II directors, and (v) not to increase the size of our board of directors above ten or reduce it below nine directors prior to the 2015 annual meeting of stockholders (the “2015 Annual Meeting”).

The members of the United Shareholders for the Benefit of USAK agreed, from the date of the 2014 Cooperation Agreement until the date that was ten (10) days prior to the deadline for the submission of stockholder nominations for the 2015 Annual Meeting (the “Standstill Period”), to abide by certain “standstill provisions” including, among other things, not to: (i) acquire any shares of our common stock in excess of the United Shareholders for the Benefit of USAK’s ownership as of the date of the 2014 Cooperation Agreement, (ii) participate in any future solicitation, (iii) submit stockholder proposals, (iv) call or request the calling of special meeting of the stockholders, (v) vote for any director nominees other than those nominated by us, or (vi) seek to replace any members of our board of directors.  The foregoing description of the 2014 Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2014 Cooperation Agreement, which is filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the Commission on May 23, 2014, and incorporated herein by reference.

On February 25, 2015, the Baker Street Group and the Stone House Group terminated the Group Agreement and were no longer members of the same Section 13(d) group.  In connection with the dissolution of the United Shareholders for the Benefit of USAK, we entered into a Cooperation Agreement with the Baker Street Group (the “Baker Street Agreement”).  On the same day, we entered into a substantially identical Cooperation Agreement with the Stone House Group (such agreement, together with the Baker Street Agreement, each as amended, the “2015 Cooperation Agreements”).  Under the 2015 Cooperation Agreements, we agreed, among other things, to file a registration statement in respect of up to 2,000,000 shares of our common stock held by the Baker Street Group and Stone House Group and nominate Vadim Perelman, Thomas Glaser, and Gary Enzor to our board of directors as Class II directors.  This offering has been undertaken in connection with our obligations under the 2015 Cooperation Agreements.

In exchange, the Baker Street Group and Stone House Group each agreed that they will (i) vote in accordance with our board of directors’ recommendations at our 2015 annual meeting of stockholders except with respect to certain extraordinary transactions and, in certain circumstances, our 2016 annual meeting of stockholders; (ii) abide by “standstill provisions” similar to those in the 2014 Cooperation Agreement during the period ending 10 days prior to the deadline for submission of stockholder nominations for our 2016 annual meeting of stockholders, which period may, in certain circumstances, be extended for an additional year; and (iii) pay certain expenses relating to the offering of shares covered by registration statement (including the applicable discounts and commissions and a portion of “road show” and other expenses). In the future, if shares beneficially owned by the Baker Street Group fall below (i) 10% of our outstanding shares as a result of sales completed under the registration statement or (ii) 50% of the aggregate number of shares currently owned by the Baker Street Group, then Vadim Perelman will tender his resignation from the board of directors. We therefore expect Mr. Perelman to tender his resignation in connection with the completion of this offering, which resignation the board of directors expects to accept. The foregoing description of the 2015 Cooperation Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the 2015 Cooperation Agreements, which are filed as Exhibit 99.1 and 99.2, respectively, to our Current Report on Form 8-K filed with the Commission on February 26, 2015, and incorporated herein by reference.

On May 5, 2015, the 2015 Cooperation Agreements were amended to revise provisions relating to the payment of certain offering-related expenses.  The foregoing description of the amendments to the 2015 Cooperation Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such amendments, which are filed as Exhibit 99.1 and 99.2, respectively, to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, and incorporated herein by reference.

MATERIAL U.S. FEDERAL INCOME AND
ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and, to a limited extent, estate tax, considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income or estate taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal gift tax laws, any state, local or foreign tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

●	banks, insurance companies or other financial institutions;

●	tax-exempt or governmental organizations;

●	dealers in securities or foreign currencies;

●	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

●	persons subject to the alternative minimum tax;

●	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

●	persons deemed to sell our common stock under the constructive sale provisions of the Code;

●	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

●	certain former citizens or long-term residents of the United States; and

●
persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

●	an individual who is a citizen or resident of the United States;

●
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●
a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Accordingly, we urge partners in partnerships (including entities treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership, and disposition of our common stock by such partnership.

Distributions

Distributions of cash or property on our common stock, if any, will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “Gain on Disposition of Common Stock.” Any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate (and may be subject to “FATCA” withholding as described below). To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non- U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●
the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

●
the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

●	our common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items) which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we have been, and do not expect to become in the foreseeable future, a USRPHC for U.S. federal income tax purposes. Even if we were deemed a USRPHC, however, as long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock would be taxable on gain recognized on the disposition of our common stock as a result of our status as a USRPHC. If we were deemed a USRPHC and our common stock ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the relevant disposition occurred, all non-U.S. holders generally would be subject to U.S. federal income tax on a taxable disposition of our common stock, and a 10% withholding tax would apply to the gross proceeds from the sale of our common stock by such non-U.S. holders.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

U.S. Federal Estate Tax

Our common stock beneficially owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent’s gross estate for U.S. federal estate tax purposes and thus may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a foreign office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on (i) any dividends paid on our common stock, and (ii) the gross proceeds from a disposition of our common stock paid after December 31, 2016, in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (a) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (b) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides identifying information regarding each direct and indirect substantial United States owner of the entity (generally by providing IRS Form W-8BEN- E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

The rules under FATCA are new and complex. You are encouraged to consult with your own tax advisor regarding the implications of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT TAX LAWS AND ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING

The selling stockholders are offering shares of our common stock through the underwriters named below.  Stephens Inc. and Cowen and Company, LLC, are acting as the underwriters, and Stephens Inc. is acting as the sole book-running manager of this offering.  Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders, Stephens Inc., and Cowen and Company, LLC, each of the underwriters named below has severally agreed to purchase from the selling stockholders, and the selling stockholders have agreed to sell to such underwriters, the number of shares of common stock set forth opposite each underwriter’s name below:

Underwriters	Number of Shares
Stephens Inc.
Cowen and Company, LLC
Total	1,739,131

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock included in this offering are subject to various conditions, including there being no material change in our business, our and the selling stockholders’ delivery of customary closing documents to the underwriters, and approval of legal matters by counsel. The nature of the underwriters’ obligations commits each underwriter to purchase and pay for all of the shares of common stock listed above next to such underwriter’s name if any such shares are purchased, other than those covered by the option to purchase additional shares described below. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, up to a total of 260,869 additional shares of our common stock from the selling stockholders at the public offering price, less underwriting discounts and commissions, as set forth on the cover page of this prospectus supplement. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Expenses

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and at that price less a concession not in excess of $         per share of common stock to selected dealers, which may include the underwriters.  After this offering, the public offering price, concessions, and other selling terms may be changed by the underwriters.

The following table summarizes the underwriting discounts and commissions that the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares:

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Pursuant to the terms of the underwriting agreement, we have agreed to reimburse the underwriters for certain expenses. The expenses of the offering that are payable by us and the selling stockholders are estimated to be $300,000 (excluding underwriting discounts and commissions).  Pursuant to the 2015 Cooperation Agreements, certain of such expenses, up to $60,000 in the aggregate for the Stone House Group and the Baker Street Group, are payable by the selling stockholders.  Notwithstanding the foregoing, if for certain reasons specified in the 2015 Cooperation Agreements, this offering fails to close by June 15, 2015, up to $200,000 in the aggregate of such expenses will be payable by the selling stockholders.

Indemnification of Underwriters

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and the Exchange Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

No Sale of Similar Securities

We have agreed that, for a period of 90 days from the date of this prospectus supplement (the “restricted period”), we will not, directly or indirectly, without the prior written consent of the underwriters:

●
offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock or securities convertible into or exchangeable for our common stock, or sell or grant options, rights, or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for our common stock;

●	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of our common stock;

●
file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of our common stock or securities convertible, exercisable, or exchangeable into our common stock or any other securities of the Company; or

●	publicly disclose the intention to do any of the foregoing.

The restrictions described in the immediately preceding paragraph will not apply to:

●	the sale of common stock in this offering;

●
the issuance of common stock upon exercise of options or warrants, settlement of restricted stock, or conversion of a security outstanding on the date of this prospectus supplement and which is described in the prospectus;

●	the issuance of shares of common stock, restricted stock, or options to purchase shares of common stock pursuant to our equity plan described in the prospectus; or

●	the filing of a registration statement on Form S-8 or a successor form described in the prospectus pertaining to our employee benefit plans.

Additionally, the selling stockholders and our directors and executive officers have agreed that, without the prior written consent of the underwriters, they will not, during the restricted period:

●
offer, sell, contract to sell, pledge, lend, grant any option to purchase, make any short sale, or otherwise dispose of any shares of our common stock or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for, or that represent the right to receive shares of our common stock, whether now owned or hereinafter acquired, owned directly (including holding as a custodian), or beneficially owned by the holder;

●
engage in any hedging or other transaction that is designed to result in, or that reasonably could be expected to lead to, a sale or disposition of any shares of our common stock even if such shares would be disposed of by someone other than the holder; or

●	make any demand for, or exercise any right with respect to, the registration of their shares of our common stock.

In the case of our directors and executive officers, the restrictions described in the immediately preceding paragraph applicable to such individuals will not apply to:

●
transfers of shares of our common stock by the holder as a bona fide gift or gifts or by will, other testamentary document, or intestate succession to the legal representative, heir, beneficiary, or a member of the immediate family of the holder;

●	transfers of shares of our common stock to any trust so long as such transfers do not involve a disposition for value;

●
transfers of shares of our common stock to an entity in which more than fifty percent of the voting interests are owned by the holder or the holder’s family members (as defined in Section A.1(a)(5) of the General Instructions S-8 under the Securities Act);

●	forfeiture or surrender to us of restricted shares of our common stock for failure to achieve vesting requirements associated with such restricted stock; or

●
transfers or deemed transfers to us of shares of our common stock or options to purchase our common stock in connection with the exercise of options to purchase our common stock, but only to the extent such options would expire during the restricted period.

For the transactions described in the immediately preceding paragraph to be exempt from the transfer restrictions applicable to our directors and executive officers, it is a condition that such transactions are not required to be reported with the Commission on Form 4 in accordance with Section 16 of the Exchange Act and no other public filing or report regarding such transaction will be required or will be voluntarily made during the restricted period.  Our executive officers and directors are also permitted to sell shares of common stock during the restricted period if such shares were purchased by them on the open market following the closing of this offering, but only if such sales are not required to be reported in any public report or filing with the Commission and the executive officer or director does not voluntarily effect any such filing.

In addition, the transfer restrictions applicable to our directors and executive officers do not prohibit such persons from disposing of shares for the purpose of raising proceeds to cover or otherwise satisfying such persons’ reasonably estimated tax liability resulting from the vesting of restricted stock during the restricted period.

The restricted period will be extended if (i) during the last 17 days of the restricted period we issue an earnings release or other press release of material information or a material event relating to us occurs or (ii) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, in which case the restricted period will continue until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless (1) at the expiration of the restricted period, the common stock are “actively traded securities” (as defined in Regulation M under the Exchange Act) and (2) we meet the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act in the manner contemplated by NASD Rule 2711(f)(4) of the FINRA Manual.

Except for transfers related to securities acquired in this offering, any transferee under the excepted transfers above must agree in writing, prior to the transfer, to be bound by the lock-up agreements.

Stephens Inc. may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Stephens Inc. will consider, among other factors, our or the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

The NASDAQ Global Select Market Listing

Our common stock is listed on The NASDAQ Global Select Market under the symbol “USAK.”

Passive Market-Making

In connection with this offering, the underwriters may engage in passive market-making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution.  A passive market-maker must display its bids at a price not in excess of the highest independent bid of the security and conform with other regulatory and exchange rules. However, if all independent bids are lowered below the passive market-maker’s bid, that bid must be lowered when specified purchase limits are exceeded.  Passive market making may cause the market price of our common stock to be higher than the market price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Short Sales, Stabilizing Transactions, and Penalty Bids

Until this offering is completed, rules of the Commission may limit the ability of the underwriters to bid for and purchase shares of our common stock.  As an exception to these rules, the underwriters may engage in certain transactions that stabilize, maintain, or otherwise affect the market price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Commission.

Short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are short sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. Naked short sales are any short sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the market price of our common stock may be higher than the price that might otherwise exist in the open market.

Stabilizing transactions. The underwriters may make bids for, or purchases of shares of, our common stock for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids. If the underwriters purchase shares of our common stock in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the market price of our common stock to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the market price of the shares if it discourages resales of the shares.

The transactions above may occur on The NASDAQ Global Select Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the market price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

The underwriters have informed us that they do not expect to confirm sales of common stock offered by this prospectus supplement to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

A prospectus in electronic format may be made available on internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. One of the members of our board of directors is an investment banker at Stephens Inc., which is acting as the sole book-running manager of this offering.

Offering Restrictions

The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

We have filed a Registration Statement on Form S-3 with the Commission regarding this offering.  This prospectus supplement and the accompanying prospectus, which are part of the registration statement, do not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information.  We file annual, quarterly, and special reports, proxy statements, and other information with the Commission.  The file number under the Exchange Act for our Commission filings is No. 1-35740.  You may read and copy materials that we have filed with the Commission, including the registration statement to which this prospectus supplement relates, at the Commission’s public reference room located at:

100 F Street, N.E.
Washington, D.C. 20549

Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room.  Our Commission filings also are available to the public on the Commission’s website at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically and our website at www.usa-truck.com.  The information contained on or accessible through our website is not incorporated by reference and should not be considered part of this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus and information that we file later with the Commission will automatically update and supersede this information.  We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents and information we filed with the Commission that are identified below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (except as otherwise provided in the forms governing the documents we incorporate by reference, including, with respect to Current Reports on Form 8-K, any information furnished under Item 2.02 or Item 7.01 and related exhibits) until all of the shares of common stock to which this prospectus supplement relates have been sold or this offering is otherwise terminated.  The documents we incorporate by reference are:

●	Our Annual Report on Form 10-K for the year ended December 31, 2014;

●	Our Current Report on Form 8-K filed with the Commission on January 28, 2015;

●	Our Current Report on Form 8-K filed with the Commission on February 11, 2015, disclosing information under Items 1.01, 2.03, and 9.01 of Form 8-K;

●	Our Current Report on Form 8-K filed with the Commission on February 26, 2015;

●	Our Current Report on Form 8-K filed with the Commission on March 11, 2015;

●	Our Current Report on Form 8-K filed with the Commission on March 26, 2015;

●	Our Current Report on Form 8-K filed with the Commission on April 6, 2015;

●	Our Current Report on Form 8-K filed with the Commission on May 5, 2015, disclosing information under Item 8.01 of Form 8-K;

●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015; and

●
The description of our common stock contained in the Registration Statement on Form 8-A we filed with the Commission on February 13, 1992, which was declared effective on March 19, 1992, including any amendment or report filed for the purpose of updating such description.

Any statements made in a document incorporated by reference into this prospectus supplement and the accompanying prospectus is deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement in this prospectus supplement and the accompanying prospectus or in any other subsequently filed document that is also incorporated by reference, modifies or supersedes the statement.  Any statement made in this prospectus supplement and the accompanying prospectus is deemed to be modified or superseded to the extent any statement in any subsequently filed document, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, modifies or supersedes such statement.

We will provide to each person, including any beneficial owners, to whom a prospectus supplement is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus supplement and the accompanying prospectus, but not delivered with this prospectus supplement and the accompanying prospectus.  You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (479) 471-2500 between the hours of 9:00 a.m. and 5:00 p.m., Central Time: Michael K. Borrows, Executive Vice President and Chief Financial Officer, USA Truck, Inc., 3200 Industrial Park Road, Van Buren, Arkansas 72946.

We have not authorized any dealer, salesperson, or other person to give any information or represent anything not contained in this prospectus supplement and the accompanying prospectus.  You must not rely on any unauthorized information.  This prospectus and the accompanying prospectus do not offer to sell or buy any securities in any jurisdiction where it is unlawful.

LEGAL MATTERS

Certain legal matters with regard to the validity of the shares of common stock offered in connection with this offering will be passed upon for us by Scudder Law Firm, P.C., L.L.O., Lincoln, Nebraska. Certain legal matters will be passed upon for the underwriters by Faegre Baker Daniels LLP, Minneapolis, Minnesota.

EXPERTS

The audited consolidated financial statements of USA Truck, Inc. as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

USA TRUCK, INC.

Common Stock
_____________________________

We may offer and sell, from time to time, in one or more offerings, shares of our common stock, par value $0.01 per share, with a total initial offering price not exceeding $100,000,000. In addition, the selling stockholders identified in this prospectus and any of their pledgees, donees, transferees, or other successors-in-interest may offer and sell, from time to time, up to 2,000,000 shares of our common stock, par value $0.01 per share, pursuant to this prospectus and any applicable prospectus supplement. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. Neither we nor the selling stockholders are required to sell any of these shares.

This prospectus provides you with a general description of the shares that we or the selling stockholders may offer. We will file prospectus supplements, if required, and may provide other offering material at later dates that will contain specific terms of each issuance or sale of shares. These supplements may also add, update, or change information contained in this prospectus.

You should read this prospectus and any applicable prospectus supplement, including the documents incorporated by reference in this prospectus and any applicable prospectus supplement, carefully before you invest in the shares described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of shares unless accompanied by a prospectus supplement.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “USAK.” On March 5, 2015, the last reported sale price of our common stock on the NASDAQ Global Select Market was $29.30 per share.

We or the selling stockholders may sell shares to or through underwriters, dealers or agents. For additional information on the method of sale, you should refer to the section entitled “Plan of Distribution.” The names of any underwriters, dealers or agents involved in the sale of any shares and the specific manner in which they may be offered will be set forth in the applicable prospectus supplement, if required, covering the sale of any such shares.
_____________________________

Investing in our shares involves a high degree of risk.  Before buying any of our shares, you should carefully consider the risk factors described in “Risk Factors” beginning on page 4 of this prospectus.
_____________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
_____________________________

The date of this prospectus is May 7, 2015.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “Commission”) utilizing a “shelf” registration process.  Under this shelf process, we may from time to time sell our common stock described in this prospectus in one or more offerings.  In addition, the selling stockholders identified in this prospectus and any of their pledgees, donees, transferees, or other successors-in-interest may from time to time sell shares of our common stock in one or more offerings.

This prospectus provides you with a general description of the common stock that we and the selling stockholders may offer.  Each time we or the selling stockholders sell our common stock, we will provide a prospectus supplement, if required, that will contain specific information about the terms of that offering.  Any such prospectus supplement may also add, update, or change information contained in this prospectus.  If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the applicable prospectus supplement.  You should read both this prospectus and any applicable prospectus supplement, together with additional information described under the headings “WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION” and “INCORPORATION OF DOCUMENTS BY REFERENCE.”

You should rely only on the information contained or incorporated by reference into this prospectus, any prospectus supplement, free writing prospectus, or any amendment filed with the Commission.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  This prospectus may be used only where it is legal to sell these shares.  This prospectus and any prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any shares other than the registered shares to which they relate, nor do this prospectus and any prospectus supplement constitute an offer to sell or the solicitation of an offer to buy shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate on any date subsequent to the date set forth on the front of such document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any prospectus supplement is delivered or shares are sold on a later date. You should assume that the information appearing in this prospectus, any prospectus supplement, free writing prospectus, or amendment and the documents incorporated by reference is accurate only as of the date of this prospectus, any prospectus supplement, free writing prospectus, or amendment or the respective document incorporated by reference, as the case may be.  Our business, financial condition, results of operations, and prospects may have changed since those dates.

Unless the context requires otherwise, references in this prospectus to “USA Truck,” the “Company,” “we,” “us,” and “our” refer to USA Truck, Inc. and its consolidated subsidiaries.

You should read carefully the entire prospectus, as well as the documents incorporated by reference into the prospectus, before making an investment decision.

ii

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information that may be important to you.  This prospectus provides you with a general description of the shares we or the selling stockholders may offer.  Each time we or the selling stockholders offer to sell shares, we will provide you with a prospectus supplement, if required, that will describe the specific amounts, prices, and other terms of the shares being offered.  Any prospectus supplement and the documents incorporated by reference herein also may add, update, or change information contained in this prospectus.  To understand the terms of our shares, you should carefully read this document with any applicable prospectus supplement and the documents incorporated by reference herein and in any applicable prospectus supplement, as well as the section entitled “Risk Factors” beginning on page 4 of this prospectus, before making a decision to invest in our shares.  Together, these documents will give the specific terms of any offering of our common stock.  You should also read the documents we have incorporated by reference in this prospectus described above under “Where You Can Obtain Additional Information” and under “Incorporation of Documents by Reference.”

About USA Truck, Inc.

We are one of the nation's twenty-five largest truckload carriers based on 2013 revenue, according to Transport Topics.  In 2014, we generated approximately $602.5 million in total revenue and approximately $17.2 million in operating income.  As of December 31, 2014, our fleet included 1,987 tractors (including tractors owned by independent contractors).

We transport commodities throughout the continental U.S. and into and out of portions of Canada.  We also transport general commodities into and out of Mexico by allowing through-trailer service from our terminal in Laredo, Texas.  In addition to our truckload services, we provide freight brokerage and rail intermodal services through our Strategic Capacity Solutions (“SCS”) segment.  We are headquartered in Van Buren, Arkansas, with terminals, offices, and staging facilities located throughout the United States.

We have two reportable segments: (i) trucking, consisting of our truckload and dedicated freight service offerings, and (ii) SCS, consisting of our freight brokerage and rail intermodal service offerings.  Based on several factors, including the relatively small size of our rail intermodal service offering and the interrelationship of the freight brokerage and rail intermodal operations, we aggregate our freight brokerage and rail intermodal service offerings into a single reportable segment.

We focus significant marketing efforts on customers with premium service requirements and significant shipping needs within our primary operating areas, which are primarily in the eastern half of the U.S.  We emphasize marketing multiple service offerings to customers, which is reflected by the fact that over 90% of our top 100 customers utilized more than one service in 2014.  Furthermore, our team members have cultivated a thorough understanding of the needs of shippers in many industries.  This permits us to strategically position available equipment and allows us to provide our customers with a full array of transportation solutions.  We believe this helps us develop long-term, service-oriented relationships.

Our top priorities are improving our operating performance and increasing stockholder value.  Our plan has three main components:  profitable revenue growth, operational execution, and cost effectiveness.  Progress in executing our plan in 2014 contributed to a 450 basis point increase in operating margin versus 2013, positive cash flow, and our most profitable year since 2006.  Looking ahead, our goal is to create sustained profitability and additional stockholder value.

Other Information

We were incorporated in Delaware in September 1986 as a wholly owned subsidiary of ABF Freight System, Inc. We were purchased by management from ABF Freight System, Inc. in December 1988.  We completed the initial public offering of our common stock in March 1992.  As of March 5, 2015, we had 191 stockholders of record of our common stock; however, we estimate that our actual number of stockholders is much higher because a substantial number of our shares are held of record by brokers or dealers for their customers in street names.

Our headquarters is located on approximately 104 acres at 3200 Industrial Park Road, Van Buren, Arkansas 72956.  Our telephone number is (479) 471-2500.  Our website is located at www.usa-truck.com.  The information contained in or available through our website is not incorporated by reference into, and should not be considered part of, this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement, and the documents incorporated herein by reference contain certain statements that may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended.  Such statements may be identified by their use of terms or phrases such as “expects,” “estimates,” “projects,” “believes,” “anticipates,” “plans,” “intends,” and similar terms and phrases.  Forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements.  In this prospectus, any prospectus supplement, and the documents incorporated herein by reference, the statements relating to the following, among others, are forward looking statements:

•	any projections of earnings, revenues, capital expenditures, sources or adequacy of capital and liquidity, or other financial items;

•	plans, strategies, and objectives of management for future operations, including proposed new services or developments, tractor and trailer count;

•	future economic conditions, trucking capacity, freight demand and volumes, rates, and prices;

•	future costs, such as driver compensation, equipment costs, fuel prices and hedging, taxes and other government impositions;

•	the impact of actual or proposed governmental regulation;

•	the value of leased equipment versus the present value of such lease obligations; and

•	improved customer service and enhanced decision making relating to enterprise management software.

All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our current expectations and various assumptions.  Our expectations, beliefs, and projections are expressed in good faith and we believe there is a reasonable basis for them.  However, we cannot assure you that management’s expectations, beliefs, and projections will be achieved.  There are a number of risks, uncertainties, and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus, any prospectus supplement, and the documents incorporated herein by reference.  Such risks, uncertainties, and other important factors, which could cause our actual results to differ materially from those suggested by our forward-looking statements are set forth in our reports incorporated by reference into this prospectus and include, among other things, the following:

•
future recessionary economic cycles, downturns in customers’ business cycles, and inventory fluctuations, particularly in market segments and industries in which we have a significant concentration of customers;

•	any weakening in the credit markets or general economic conditions;

•	independent contractors being deemed to be our employees;

•
regulatory requirements that increase costs, decrease efficiency, or reduce the availability of drivers, including revised hours-of-service requirements for drivers and the U.S. Department of Transportation (“DOT”) Federal Motor Carrier Safety Administration’s Compliance Safety Accountability program (formerly “Comprehensive Safety Analysis 2010”), which implemented new driver standards and modified the methodology for determining a carrier’s DOT safety rating;

•
increases in compensation for and difficulty in attracting and retaining qualified drivers and independent contractors, including the potential impact of more stringent federal leasing regulations from the DOT Federal Motor Carrier Safety Administration;

•
elevated experience in the frequency and severity of claims relating to accident, cargo, workers’ compensation, health, and other claims, increased insurance premiums, fluctuations in claims expenses that result from our self-insured retention amounts, including in our excess layers, and the requirement that we pay additional premiums if there are claims in certain of those layers, differences between estimates used in establishing and adjusting claims reserves and actual results over time, adverse changes in claims experience and loss development factors, or additional changes in management’s estimates of liability based upon such experience and development factors that cause our expectations of insurance and claims expense to be inaccurate or otherwise impacts our results;

•	the volume and terms of diesel purchase commitments and fuel price hedging contracts;

•	pricing and other competitive pressures, including from trucking, rail, and intermodal competitors;

•	the ability to reduce, or control increases in, operating costs;

•	our ability to retain or replace key personnel;

•	our ability to successfully implement and transition new members of management, operating procedures, and cost savings initiatives;

•
changes in market conditions for used revenue equipment that impact our capital expenditures and our ability to dispose of revenue equipment and real estate on the schedule and for the prices we expect;

•	increases in the prices paid for new revenue equipment that impact our capital expenditures and our results generally;

•	our ability to generate sufficient cash from operations and obtain financing on favorable terms to meet our significant ongoing capital requirements;

•	our ability to maintain compliance with the provisions of our credit agreements, particularly the springing financial covenant in our revolving credit facility;

•	excess tractor or trailer capacity in the trucking industry;

•	decreased demand for our services or loss of one or more of our major customers;

•	strikes, work slowdowns, or work stoppages at the Company, customers, ports, or other shipping related facilities;

•
increases or rapid fluctuations in fuel prices, as well as fluctuations in hedging activities and surcharge collection, including, but not limited to, changes in customer fuel surcharge policies and increases in fuel surcharge bases by customers;

•	interest rates, fuel taxes, tolls, and license and registration fees;

•	seasonal factors such as harsh weather conditions that increase operating costs;

•	disruption to our business caused by unsolicited takeover attempts and stockholder activists;

•	uncertainties associated with our operations in Mexico; and

•	potential failure in computer or communications systems.

Readers should review and consider these factors along with the various disclosures by us in our press releases, stockholder reports, and filings with the Commission.  We disclaim any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

RISK FACTORS

An investment in our shares involves significant risks.  The trading price or value of our shares could decline due to any of these risks, and you may lose all or part of your investment.  Before you make an investment decision regarding our shares, you should carefully consider the risk factors described under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, any updates to those Risk Factors in our Quarterly Reports on Form 10-Q, and in other documents incorporated by reference into this prospectus (which risk factors are incorporated by reference herein), as well as other information contained in or incorporated by reference into this prospectus or any prospectus supplement hereto before making a decision to invest in our shares.  See “WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION,” “INCORPORATION OF DOCUMENTS BY REFERENCE” and “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” above.  If required, the prospectus supplement applicable to any shares we or the selling stockholders may offer may contain a discussion of additional risks applicable to an investment in us and the shares we are offering under that prospectus supplement.

USE OF PROCEEDS

To the extent we sell shares, we intend to use the net proceeds from such sales as set forth in the applicable prospectus supplement. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

PLAN OF DISTRIBUTION

We or the selling stockholders may sell the shares described in this prospectus from time to time in one or more of the following ways:

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through a combination of any of such methods of sale.

In addition, the manner in which we or the selling stockholders may sell some or all of the securities covered by this prospectus includes, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	any other method permitted pursuant to applicable law.

An applicable prospectus supplement, if required, with respect to the offered shares will describe the terms of the offering, including:

•	the name or names of any agents or underwriters and the amounts of securities underwritten or purchased by each of them, if any;

•	the purchase price of such shares and the net proceeds to be received by us or the selling stockholders from such sale;

•	any delayed delivery arrangements;

•	any underwriting discounts and other items constituting underwriters’ or agents’ compensation;

•	any public offering price; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

The selling stockholders also may resell all or a portion of the shares offered by them under this prospectus in open market transactions in reliance on Rule 144 under the Securities Act, provided that the transaction or transactions meet the criteria and conform to the requirements of that rule.

SELLING STOCKHOLDERS

Background

We are registering for resale certain shares of our common stock owned by the selling stockholders, which may be sold from time to time by the selling stockholders. The term “selling stockholders” includes the stockholders listed below and their pledgees, donees, transferees or other successors-in-interest. The selling stockholders may sell some, all, or no shares of our common stock as they deem appropriate, and they are under no obligation to sell any of their shares.  We are unable to determine the exact number of shares that the selling stockholders will actually sell, if any, and do not know how long the selling stockholders will hold shares of our common stock before selling them.

On February 25, 2015, in connection with the dissolution of the United Shareholders for the Benefit of USAK, we entered into a Cooperation Agreement with the Baker Street Group, as defined below (the "Baker Street Agreement").  On the same day, we entered into a substantially identical Cooperation Agreement with the Stone House Group, as defined below (such agreement, together with the Baker Street Agreement, the "2015 Cooperation Agreements").  The terms of the 2015 Cooperation Agreements were approved by our board of directors after consultation with independent legal counsel and an independent financial advisor.  Mr. Perelman and Mr. Glaser, as designees of the United Shareholders for the Benefit of USAK pursuant to the 2014 Cooperation Agreement, did not participate in the meeting.  After careful consideration, the board determined that the overall terms of the 2015 Cooperation Agreements (as defined and described below) were favorable to us.  In particular, the board believes the 2015 Cooperation Agreements will promote stability in making strategic decisions, which will in turn support continued execution of our improvement plan.  In addition, the board believes that facilitating the sale of shares of our common stock beneficially owned by the Baker Street Group (as defined below) and Stone House Group (as defined below) will, upon the consummation of any sale or sales of shares of our common stock by the selling stockholders, (i) increase our public float and the liquidity of our common stock to the extent such shares are actually sold and (ii) decrease any “overhang” on the price of our common stock caused by the anticipation of the potential future sale of shares owned by the Baker Street Group or Stone House Group.

Description of Selling Stockholders

The following table sets forth information as of February 25, 2015, with respect to the number of shares of our common stock owned by the selling stockholders prior to this offering, the number of shares that may be offered under this prospectus by the selling stockholders, and the number of shares of our common stock and the percentage of our common stock that will be owned by the selling stockholders after completion of this offering, assuming that all of the shares offered by the selling stockholders are sold as contemplated herein and we do not issue additional shares. Ownership information in the table is based upon information furnished to us by the selling stockholders.

Unless otherwise indicated, the selling stockholders have sole voting and investment power with respect to shares reported as beneficially owned by them. The percentage of common stock owned after the offering is based on 11,886,175 shares of our common stock outstanding as of March 5, 2015.

The selling stockholders are Baker Street Capital L.P. (“BSC LP”) and SH Capital Partners, L.P. (“SHCP LP”).  Each of BSC LP and SHCP LP are the record and direct beneficial owners of shares of our common stock.

Baker Street Capital Management, LLC (“Baker Street Capital Management”) is the investment manager of BSC LP and Baker Street Capital GP, LLC (“Baker Street Capital GP”) is the general partner of BSC LP.  Vadim Perelman, one of our directors, is the managing member of each of Baker Street Capital Management and Baker Street Capital GP.  By virtue of these positions, Mr. Perelman has voting and dispositive power over the shares held directly by BSC LP.  BSC LP, Baker Street Capital Management, Baker Street Capital GP, and Mr. Perelman are collectively referred to herein as the “Baker Street Group.”

As general partner of, and investment manager to, SHCP LP, Stone House Capital Management, LLC (“Stone House Capital Management”) may be deemed to have shared voting and dispositive power with respect to shares of our common stock beneficially owned by SHCP LP.  As the managing member of Stone House Capital Management, Mark Cohen may be deemed to have shared voting and dispositive power with respect to shares of our common stock beneficially owned by Stone House Capital Management.  SHCP LP, Stone House Capital Management, and Mr. Cohen are collectively referred to herein as the “Stone House Group.”

Pursuant to a Group Agreement, dated as of May 5, 2014 (the “Group Agreement”), the Baker Street Group and the Stone House Group previously formed a group, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), known as the “United Shareholders for the Benefit of USAK.”  As of February 25, 2015, the Baker Street Group and the Stone House Group terminated the Group Agreement and are no longer members of the same Section 13(d) group.

Information relating to the number of shares of our common stock beneficially owned by the selling stockholders has been supplied by the selling stockholders.  Information about the selling stockholders and the number of shares that may be sold from time to time by the selling stockholders may change over time and will be updated in supplements to this prospectus if and when necessary.

Name	Common Stock Beneficially Owned as of February 25, 2015	Number of Shares Offered	Number of Shares Beneficially Owned After Offering(1)	Percentage of Shares Beneficially Owned After Offering(2)
Baker Street Capital L.P.	1,400,000	1,400,000	0	0%
Stone House Capital Partners, L.P.	1,550,000	600,000	950,000	8.0%

(1)	Assumes that all shares offered by the selling stockholders are sold and no additional shares are issued by the Company.
(2)	Percentage calculated based on 11,886,175 shares of common stock outstanding as of March 5, 2015.

On May 22, 2014, the members of the United Shareholders for the Benefit of USAK entered into a Cooperation Agreement (the “2014 Cooperation Agreement”) with us with respect to certain matters related to our 2014 annual meeting of stockholders (the “2014 Annual Meeting”). Pursuant to the terms of the 2014 Cooperation Agreement, we agreed, among other things, effective as of the certification of the vote at the 2014 Annual Meeting, but no later than three (3) business days thereafter: (i) to expand the size of our board of directors to nine directors, (ii) to appoint each of Vadim Perelman and Thomas Glaser (each an “Investor Director” and together, the “Investor Directors”) as Class II directors, (iii) to offer at least one of the Investor Directors membership on each committee of our board of directors, other than the Audit Committee, (iv) to redesignate John Simone (our current President and Chief Executive Officer) and another director as Class III directors from Class II directors, and (v) not to increase the size of our board of directors above ten or reduce it below nine directors prior to the 2015 annual meeting of stockholders (the “2015 Annual Meeting”).

The members of the United Shareholders for the Benefit of USAK agreed, from the date of the 2014 Cooperation Agreement until the date that is ten (10) days prior to the deadline for the submission of stockholder nominations for the 2015 Annual Meeting (the “Standstill Period”), to abide by certain “standstill provisions” including, among other things, not to: (i) acquire any shares of our common stock in excess of the United Shareholders for the Benefit of USAK’s ownership as of the date of the 2014 Cooperation Agreement, (ii) participate in any future solicitation, (iii) submit stockholder proposals, (iv) call or request the calling of special meeting of the stockholders, (v) vote for any director nominees other than those nominated by us, or (vi) seek to replace any members of our board of directors.  The foregoing description of the 2014 Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2014 Cooperation Agreement, which is filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the Commission on May 23, 2014, and incorporated herein by reference.

On February 25, 2015, in connection with the termination of the Group Agreement, we entered into the 2015 Cooperation Agreements.  Under the 2015 Cooperation Agreements, we agreed, among other things, to file a registration statement in respect of up to 2,000,000 shares of our common stock held by the Baker Street Group and Stone House Group and nominate Vadim Perelman, Thomas Glaser, and Gary Enzor to our board of directors as Class II directors.  The filing of the registration statement of which this prospectus is a part has been undertaken in connection with our obligations under the 2015 Cooperation Agreements.

In exchange, the Baker Street Group and Stone House Group each agreed that they will (i) vote in accordance with our board of directors’ recommendations at the our 2015 annual meeting of stockholders except with respect to certain extraordinary transactions and, in certain circumstances, our 2016 annual meeting of stockholders; (ii) abide by “standstill provisions” similar to those in the 2014 Cooperation Agreement during the period ending 10 days prior to the deadline for submission of stockholder nominations for our 2016 annual meeting of stockholders, which period may, in certain circumstances, be extended for an additional year; and (iii) pay certain expenses relating to the offering of shares covered by registration statement (including the applicable discounts and commissions and a portion of “road show” and other expenses). In the future, if shares beneficially owned by the Baker Street Group falls below (i) 10% of our outstanding shares as a result of sales completed under the registration statement or (ii) 50% of the aggregate number of shares currently owned by the Baker Street Group, then Vadim Perelman will tender his resignation from the board of directors. The foregoing description of the 2015 Cooperation Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the 2015 Cooperation Agreements, which are filed as Exhibit 99.1 and 99.2, respectively, to our Current Report on Form 8-K filed with the Commission on February 26, 2015, and incorporated herein by reference.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our Restated and Amended Certificate of Incorporation and Amended Bylaws, which are filed as incorporated exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law (“DGCL”).

Authorized Capital Stock

Under our Restated and Amended Certificate of Incorporation (“Certificate of Incorporation”), our authorized capital stock consists of 30,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.  As of March 5, 2015, 11,886,175 shares of our common stock were outstanding.

Common Stock

Our common stock is listed on the NASDAQ Global Select Market under the symbol “USAK.”  Any additional common stock we issue will also be listed on the NASDAQ Global Select Market.  The holders of common stock are entitled to receive dividends, or other distributions with respect to our outstanding shares, as may be declared from time to time by our board of directors.  Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have cumulative voting rights in the election of directors.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the assets, if any, available for distribution after payment of all creditors and the liquidation preferences on any outstanding shares on preferred stock, if any such stock is authorized.  Holders of common stock have no preemptive rights to subscribe for any additional shares of any class we may issue, nor any conversion, redemption, or sinking fund rights.

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as our board of directors determines. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We currently have no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Certain Provisions of our Certificate of Incorporation and Amended and Restated Bylaws

Advance Notice of Proposals and Nominations. Our Amended and Restated Bylaws (“Bylaws”) provide that stockholders must provide timely written notice to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders.  Notice for a proposal or nomination is timely if it is delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the stockholders.  If, however, the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice is timely if received not later than the close of business on the 10th day following the first day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting otherwise was made, whichever occurs first. The Bylaws also specify the form and content of a stockholder’s notice. These provisions may prevent stockholders from bringing matters before an annual meeting of stockholders or from nominating candidates for election as directors at an annual meeting of stockholders.

Indemnification of Directors, Officers, and Employees. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our Certificate of Incorporation and Bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly required to advance certain expenses (including attorneys fees and disbursements and court costs) to our directors and officers upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by us.  We are expressly authorized to carry directors’ and officers’ insurance providing insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Anti-Takeover Provisions of Delaware Law and Our Charter Provisions

We are a Delaware corporation subject to Section 203 of the DGCL.  In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•
the corporation has elected in its certificate of incorporation or bylaws to be excluded from the restrictions of Section 203 (the lack of such an election in our Certificate of Incorporation and Bylaws means that we are currently subject to restrictions on such combinations and transactions);

•
prior to the time the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at the time of or after the person became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The term “business combination” is defined generally to include, among other things, mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority-owned subsidiaries, transactions that increase an interested stockholder's percentage ownership of stock, and the receipt by an interested stockholder of a disproportionate financial benefit provided by or through the corporation or its majority-owned subsidiaries.

The term “interested stockholder” is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, or the affiliates and associates of any such person.

Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Article V of our Certificate of Incorporation and certain sections of our Bylaws also contain provisions that could have anti-takeover effects, including the following provisions:

•	classifying members of our board of directors into three classes, such that members of the three classes are elected to staggered terms of three years each;

•	allowing an increase in the number of directors only if at least 75% of the directors then in office agree to the increase;

•	reserving to the board of directors the exclusive right to fill vacancies on the board;

•
providing that a director may be removed only for cause and only upon the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of voting capital stock of the corporation, voting together as a single class;

•
requiring the affirmative vote or consent of the holders of two-thirds of the shares of stock entitled to vote thereon (including the affirmative vote of the holders of at least two-thirds of the shares of any class or series of capital stock entitled to vote separately thereon) to authorize major corporate transactions required to be approved by the stockholders under the DGCL, such as mergers, consolidations, and asset sales;

•
requiring the affirmative vote or consent of the holders of two-thirds of the shares of stock entitled to vote thereon (including the holders of at least two-thirds of the issued and outstanding shares or any class or series entitled to vote separately thereon) to amend any of the foregoing provisions in our Certificate of Incorporation; and

•	requiring advance notice of all stockholder proposals, including nominations for election as director.

In addition, our Certificate of Incorporation grants our board of directors the authority to amend and repeal our Bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware, our Certificate of Incorporation, or Bylaws.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise.  Our Certificate of Incorporation does not expressly provide for cumulative voting.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ Global Select Market, which would apply so long as our common stock is listed on the NASDAQ Global Select Market, require stockholder approval of certain issuances.  These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon for us by Scudder Law Firm, P.C., L.L.O., Lincoln, Nebraska.  If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in any applicable prospectus supplement relating to such offering.

EXPERTS

The audited consolidated financial statements of USA Truck, Inc. as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

We file annual, quarterly, and special reports, proxy statements, and other information with the Commission.  The file number under the Exchange Act for our Commission filings is No. 1-35740.  You may read and copy materials that we have filed with the Commission, including the registration statement of which this prospectus is a part, at the Commission’s Public Reference Room located at:

100 F Street, N.E.
Washington, D.C. 20549

Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room.  Our Commission filings also are available to the public on the Commission’s website at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically and our website at www.usa-truck.com.  The information contained on our website is not incorporated by reference and should not be considered part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus and information that we file later with the Commission will automatically update and supersede this information.  We incorporate by reference into this prospectus the documents and information we filed with the Commission that are identified below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (except as otherwise provided in the forms governing the documents we incorporate by reference, including, with respect to Current Reports on Form 8-K, any information furnished under Item 2.02 Item 7.01, or Item 8.01 and related exhibits) until all of the shares to which this prospectus relates have been sold or the offering is otherwise terminated.  The documents we incorporate by reference are:

(i)	Our Annual Report on Form 10-K for the year ended December 31, 2014;

(ii)	Our Current Report on Form 8-K filed with the Commission on January 28, 2015;

(iii)	Our Current Report on Form 8-K filed with the Commission on February 11, 2015, disclosing information under Items 1.01, 2.03, and 9.01 of Form 8-K;

(iv)	Our Current Report on Form 8-K filed with the Commission on February 26, 2015; and

(v)
The description of our common stock contained in the Registration Statement on Form 8-A we filed with the Commission on February 13, 1992, which was declared effective on March 19, 1992, including any amendment or report filed for the purpose of updating such description.

Any statements made in a document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies, or supersedes the statement.  Any statement made in this prospectus is deemed to be modified or superseded to the extent any statement in any subsequently filed document, which is incorporated by reference into this prospectus, modifies, or supersedes such statement.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with the prospectus.  You may request a copy of these filings, at no cost, by writing us at the following address or telephoning us at (479) 471-2500 between the hours of 9:00 a.m. and 5:00 p.m., Central Time: Michael K. Borrows, Executive Vice President and Chief Financial Officer, USA Truck, Inc., 3200 Industrial Park Road, Van Buren, Arkansas 72956.

We have not authorized any dealer, salesperson, or other person to give any information or represent anything not contained in this prospectus.  You must not rely on any unauthorized information.  This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful.